División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

[redacted]

06014874

Rule 12g3-2 (b) File N° 82-4240

Caracas June 28th 2006

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
<u>Rule 12g3-2 (b) File N° 82-4240</u>

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

U.E.N. Molino I Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2006 MAY 31 AM
RECIBIDO

Caracas, 26 de mayo de 2006

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Anexo a la presente le remito Registro Mercantil de la Asamblea General Ordinaria de Accionistas de esta empresa celebrada 21 de abril de 2006.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

RIF-J-00023530-9
NIT-000-74648-7-8
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque Torre Country Club, Piso 12,
Municipio Chacao - Caracas.
RIF: J- 00023530-9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISIÓN NACIONAL DE VALORES
2006 MAR -9 PM 1:15
ARCHIVO
RECIBIDO

Caracas, 07 de Marzo de 2006

Señores
Comisión Nacional de Valores
Ciudad.-

Sirva el presente para confirmar la asistencia al Taller **"NORMAS PARA LA PREVENCIÓN, CONTROL Y FISCALIZACIÓN DE LAS OPERACIONES DE LEGITIMACIÓN DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANOS ELABORACIÓN DE INSTRUMENTOS DE CONTROL"** a celebrarse el 15 de Marzo del 2006.

Empresa:	**Manufacturas de Papel, C.A. (Manpa) S.A.C.A.**
Dirección:	**Avenida Francisco de Miranda, con Av. El Parque, Urbanización El Bosque – Torre Country Club, Piso 12 – Municipio Chacao**
Rif:	**J-00023530-9**
Teléfono:	**0212-9012335**
Fax:	**0212-9012317**
Participantes:	**Maria Alejandra Maguhn – Contralor Corporativo** **Marina Fioravanti – Gerente Corporativo de Tesorería**

Sin más que agregar.

Atentamente,

Juan Antonio Lovera
V.P. Corporativo de Finanzas

CNV

LA COMISION NACIONAL DE VALORES

INVITA AL TALLER

"NORMAS PARA LA PREVENCIÓN, CONTROL Y FISCALIZACIÓN DE LAS OPERACIONES DE LEGITIMACIÓN DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANOS – ELABORACIÓN DE INSTRUMENTOS DE CONTROL"

FECHA: 15 DE MARZO DE 2006
HORA: 2:00 P.M.
LUGAR: UNIVERSIDAD SANTA MARIA, SEDE EL PARAÍSO, FRENTE A LA PLAZA MADARIAGA, PARANINFO "LOLA DE FUENMAYOR"

PROGRAMA

2:00 a 2:10 p.m.	**Palabras de apertura a cargo del Dr. Fernando De Candia Presidente de la Comisión Nacional de Valores**
2:15 a 2:45 p.m.	**Casas de Bolsa como Sujetos Obligados en función de garantes por organización como actores sociales, objetivos en estas guerras globales multidimensionales y preventivas** Dr. BAYARDO RAMÍREZ MONAGAS
2:50 a 3:35 p.m.	**Aspectos de Interés Prácticos para los Sujetos Obligados** Dr. JORGE LUCIANI
3:35 a 3:40 p.m.	**REFRIGERIO**
3:40 a 4:30 p.m.	**Importancia de la administración del riesgo en la legitimación de capitales y financiamiento del terrorismo.** Dr. FRANCISCO ODREMAN GIRON
4:35 A 6:00 p.m.	**Elaboración de instrumentos de control:** **Plan Operativo Anual** **Manual de Políticas, Normas y Procedimientos** **Código de Etica** **Compromiso InstitucionalDocumento de Buen Gobierno Corporativo** **Abog. POLICARPIA ALVAREZ** **Oficial de Cumplimiento de Prevención de Legitimación de Capitales**
6:00 a 6:20 p.m.	**Cierre del Evento a cargo de la Secretaria Ejecutiva** **Dra.- Lucia Savattiere**

<u>NOTA</u>: Por favor confirmar asistencia por esta misma vía, indicando el nombre de la Empresa, nombre de la persona que asistirá y el cargo que ocupa.

2006 JUN -7 PM 1:15

RECIBIDO

Caracas, 07 de Junio de 2006.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: **Registro Nacional de Valores**

Estimados señores:

Anexo a la presente sírvase encontrar la certificación de las condiciones y modalidades y demás para la Cuarta Serie de la emisión de Papeles Comerciales 2005-I al portador, de Manufacturas de Papel C.A.(MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376
2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

2006 JUN -7 PM 1:45

RECIBIDO

Caracas, 07 de Junio de 2006.

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 29 de julio de 2005 declaro:

Las condiciones, modalidades y demás para la Cuarta Serie de la emisión de Papeles Comerciales 2005-I son las siguientes:

Títulos:	Papeles Comerciales al Portador
Monto total autorizado de la emisión:	Diez Mil Millones de Bolívares con 00/100 (Bs. 10.000.000.000,00)
Monto total de la Cuarta Serie :	Tres Mil Millones de Bolívares con 00/100 (Bs. 3.000.000.000,00)
Tipo de colocación:	Colocación a mayores esfuerzos, actuando como agente de colocación: Valores Vencred Casa de Bolsa S.A.

Esta serie está representada por un Titulo Unico por el monto de Bs. 3.000.000.000.00, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

Lugar y fecha de emisión:	Caracas, 16 de Junio de 2006
Fecha de vencimiento:	Caracas, 15 de Septiembre de 2006.
Plazo:	91 días
Precio de la colocación:	A descuento

2006 JUN -7 PM 1:15

Rendimiento: El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)

Lugar de pago: El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012245

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 16 de junio de 2006 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" emanadas de la Comisión Nacional de Valores.

Plazo de oferta: Quince (15) días continuos a partir del 16 de Junio de 2006.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas
jlovera@manpa.com.ve
Teléfono: 901 23 35 FAX: 901 23 17

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 -
2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12.
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 07 de Junio de 2006.

RECIBIDO

SEÑORES
COMISION NACIONAL DE VALORES
Oferta Pública de Títulos Valores
Ciudad.-

Atención: **Registro Nacional de Valores**

Estimados señores:

Anexo a la presente sírvase encontrar un (01) original y tres (3) copias del Aviso de Prensa correspondiente a la emisión 2005-I, Serie IV de Papeles Comerciales al portador de Manufacturas de Papel C.A (MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

COMISION NACIONAL...

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2005-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 30 de Septiembre de 2.005 según Resolución No. 146-2005, por un monto máximo de Bs. 10.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 17 de Marzo de 2.005 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 934 celebrada el 29 de Julio de 2.005
El Vicepresidente Corporativo de Finanzas de MANPA, el 07 de Junio de 2.006, mediante atribuciones conferidas en reunión de Junta Directiva del 29 de Julio de 2.005, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE IV
BS. 3.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. 3.000.000.000,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

RENDIMIENTO
%
Base 360 Días

LUGAR Y FECHA DE EMISION: Caracas, 16 de Junio de 2006
FECHA DE VENCIMIENTO: Caracas, 15 de Septiembre de 2006
PLAZO: 91 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "A" Subcategoría "A2"**
CLASIFICADORES ASOCIADOS S&S, C.A	**Categoría "A" Subcategoría "A2"**

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

COLOCACIÓN A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.68.60 806.68.71

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.
La colocación primaria de los títulos se iniciará el 16 de Junio de 2.006, con un plazo de 15 días continuos.

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380
MANPA
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venez
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

RECIBIDO

Caracas, 05 de junio de 2006

Señores
Secretaría Ejecutiva de la
COMISION NACIONAL DE VALORES
Presente.-

El presente tiene como finalidad hacer entrega de un disco compacto contentivo del **listado de accionistas** de la empresa correspondiente al **31 de mayo de 2006**, solicitado por ese organismo mediante oficio CNV-DCOP-251 de fecha 04 de octubre de 2005 y notificado a mi representada el 06 de Octubre de 2005.

Asimismo, adjunto para ser sellado en señal de recepción copia del listado al **31 de mayo de 2006** contenido en el Disco Compacto antes mencionado.

Sin otro particular, queda de Ustedes.

Atentamente,

Manufacturas de Papel, C.A. (MANPA)
S.A.C.A..

Lic. Carlos Delfino T.
Presidente de la Junta Directiva

Nomnre de la Empresa Emisora	Simbolo en la Bolsa de Valores de Caracas	Nombre del Accionista	CI / RIF	Número de Acciones	Valor Nominal (Bs.)	% del Total Accionario	% Acumulado	Fecha de Corte
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUNDACION CARLOS DELFINO	J001639560	100.511.658	10	4,38	4,38	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PALMIRA C.A.	J004912739	126	10	0,00	4,38	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY DE PAPARONI ALICIA	V000228851	168.750	10	0,01	4,39	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUC DELFINO ARRIENS GUSTAVO S.	V000217205	231.840	10	0,01	4,40	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ GONZALO	V003177588	45.215	10	0,00	4,40	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE BURRON GRACIELA.	V006184996	1.824.606	10	0,08	4,48	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE YERENA MORELLA.	V004350928	3.738	10	0,00	4,48	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MORAVIA, C.A.	J002393106	50.919.498	10	2,22	6,70	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ REVENGA JOSEFINA.(DIFUNTO)	V000025229	1.824.606	10	0,08	6,78	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ ORTIZ ANGEL JESUS	V000935431	12.258.588	10	0,53	7,31	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEDOSEJEVS SCHEFLERS GEORG.	V002066636	90.946	10	0,00	7,32	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RECARTE GAZTELUMENDI ROMAN (DIFUNTO	V002118395	40.362	10	0,00	7,32	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANABRIA GARCIA ENRIQUE	V003658351	115.164	10	0,01	7,32	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MIRANDA DE RODRIGUEZ LUISA MARGARIT	V000212171	59.850	10	0,00	7,33	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RUIZ ALFREDO.	V003177249	50.442	10	0,00	7,33	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ RODRIGUEZ GUSTAVO	V003185691	1.425.072	10	0,06	7,39	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE ROMERO SYLVIA HELENA	V004272934	88.452	10	0,00	7,40	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ JOSE ANTONIO	V000019865	70.812	10	0,00	7,40	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ ANDRES.	V000005198	114.030	10	0,00	7,40	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE ESCUDER ANA SOFIA.	V001894439	114.030	10	0,00	7,41	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATUTE RUIZ OLGA.	V000000000	114.030	10	0,00	7,41	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ F. MARIA FERNANDA.	V004456050	84.546	10	0,00	7,42	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESTEVEZ CARMEN TERESA.	V006809914	3.066	10	0,00	7,42	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PEREZ PARIS.	J000634343	28.980	10	0,00	7,42	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY ALICIA MARIELA.	V005532404	6.200.000	10	0,27	7,69	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 218177, C.A.	J001217479	3.000.000	10	0,13	7,82	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY CARLOS HENRIQUE JOSE	V006562483	6.200.000	10	0,27	8,09	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON JUAN RAFAEL	V003659618	72.720	10	0,00	8,09	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON RICARDO.	V006820919	11.970	10	0,00	8,09	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICE¦O LUJAN ALFREDO JOSE.	V006824422	7.182	10	0,00	8,09	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO THORMAHLEN ALEJANDRO	V003659619	291.362	10	0,01	8,11	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ JUAN VICENTE.	V003177587	4.730	10	0,00	8,11	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECKER CARDENAS FREDDY JOSE.	V006257141	902.730	10	0,04	8,15	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MENDEZ CARLOS FELIPE.	V006914120	1.000	10	0,00	8,15	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSE GAETANO	V000270434	305.494	10	0,01	8,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PENMAY, C.A.	J003178837	4.230.114	10	0,18	8,34	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVERDELGO, C.A.	J302652650	1.133.172	10	0,05	8,39	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE GOMEZ MONSERRATE (DIFUNTO)	V003237741	2.231.250	10	0,10	8,49	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TOMHAR, C.A.	J003311391	18.394.446	10	0,80	9,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DALMADY YANTZEN NICOLAS ALEXANDE	V006555930	756	10	0,00	9,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERTOLINI BETTALLI DANIELA.	V003176146	89.754	10	0,00	9,30	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARMANECA BIENES Y RAICES, C.A.	J303139027	49.847.580	10	2,17	11,47	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO A. DINA MARGARITA.	V005664714	1.386	10	0,00	11,47	31/05/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 935431, C.A.	J003444774	3.459.960	10	0,15	11,62	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 3 DE OCTUBRE, C.A.	J002671262	815.136	10	0,04	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOLIVAR F.M.DE VZLA. F.M.I.C.A,S.A	J002966645	34.042	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ DE CHAVEZ MAGALY ASENCION	V003720995	2.142	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RICOL DE TINOCO ANA LOURDES	V006070708	4.452	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SANOJA SIXTO JOSE	V005402528	420	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARENAS NELSON	V003054578	1.079	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO VALENTINA ISABEL	V003484561	10.752	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES PISA, C.A.	J003324612	5.964	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NANNINI SCOVINO MAURO BRUNO	V005308444	14.300	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREYRE DE RICOL LOURDES	V005137550	8.610	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO MAMAN AARON	V001521675	504	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AñEZ DELFINO ALBERTO ENRIQUE	V003663396	3.343	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TAMAYO LAVIE FERNANDO ENRIQUE	V004087380	17.934	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLELLA SIMOZA FRANCISCO ANTONIO.	V005967346	4.452	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS MURILLO ELISEO	E081752778	420	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL VILLALON MARIO PATRICIO.	V012070465	19.404	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR DE GARCIA ELIGIA.	V002570479	1.302	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PASSINI CALORE ANGELO.	V002952820	1.882	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUTOROFF SEMENENKO NICOLAS	V006155162	168	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOUCHET PERELLO VIKTOR RENE.	V006972947	1.764	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASQUEZ BETANCOURT GUSTAVO LUIS	V005305339	2.646	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES PEREZ JOSE ALBERTO	V005972132	834	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORNIELES RAMON ENRIQUE	V000215333	210	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON ROJAS ARISTARCO PISENO	V000085225	15.000	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COBHAM SCOTT STHEPHEN EDWARD.	E082093859	1.050	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAPCO TABICMAM LEON.	V000294981	5.334	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ JORGE ENRIQUE.	V005211678	3.570	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTH BLUMENKRANE ALAN DAVID	V005541143	2.646	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIBEIRO DE GOUVEIA ALDEMARO.	V005966632	3.696	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE FREITAS RODRIGUEZ JOSE GUIDO	V005577538	420	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ LEONARDO JOSE.	E082074778	1.050	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ MORIN JESUS EMILIO.	V007520172	5.796	10	0,00	11,66	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KHAFRE, C.A.	J002355476	1.821.456	10	0,08	11,74	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTANA NARVAEZ JOSE DE JESUS.	V006870154	882	10	0,00	11,74	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PE¦ISTU, C.A.	J003690686	504	10	0,00	11,74	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO GUERRERO SAULO ALEJO.	V005129662	1.764	10	0,00	11,74	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NUNES ABILIO MANUEL	E081722678	25.882	10	0,00	11,74	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DOMINGUEZ GRATEROL JUAN CARLOS.	V006910556	8.946	10	0,00	11,74	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	J.D. CORDERO Y ASOC.CASA DE CAMBIO	J075862002	5.418	10	0,00	11,74	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACUNA PIMENTEL KEILA JOSEFINA.	V006253035	378	10	0,00	11,74	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANGUAIRA FONDO MUTUAL.	J003530557	1.008	10	0,00	11,75	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MOLINILLO, C.A.	J001067906	44.856	10	0,00	11,75	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUEIRA SANTAELLA JOSE MANUEL.	V006809631	3.570	10	0,00	11,75	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOTORA ABSA, C.A.	J003394459	2.366	10	0,00	11,75	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES BACIANI,C.A.	J003661708	1.302	10	0,00	11,75	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SILVA GRANADOS VICTOR JOSE	V003414719	126	10	0,00	11,75	31/05/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PASSARO GNARRA ANTONIO	V006811020	882	10	0,00	11,75	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ERASO RODRIGUEZ RICARDO JOSE.	V006844912	4.592	10	0,00	11,75	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRUTTINI SILVA GIORGIO	V009970210	252	10	0,00	11,75	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALLES MARCANO ALFREDO.	V003657158	320	10	0,00	11,75	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GARRIDO IGNACIO JOSE	V002767335	3.570	10	0,00	11,75	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GASIA GONZALEZ IGNACIO	V003840187	420	10	0,00	11,75	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	STARKE AROCHA SIMON AUGUSTO.	V007026053	882	10	0,00	11,75	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO THORMAHLEN ANDRES.	V003664281	36.682	10	0,00	11,75	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE FERNANDO CESAR	V002113431	884.496	10	0,04	11,79	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALZADA DE HERNANDEZ MARIA C	V006064481	10.064	10	0,00	11,79	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUZAGLOU ABRAHAM ALBERTO	V006126055	10.458	10	0,00	11,79	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICE¦O BRAUN ALVARO.	V003659996	5.292	10	0,00	11,79	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ARAPACOA, C.A.	J003620351	2.910	10	0,00	11,79	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA PARDI MARIA ELENA	V001719084	3.696	10	0,00	11,79	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HIDROCONSTRUCCIONES 37, C.A.	J003126527	2.184	10	0,00	11,79	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ DE HERNANDEZ CARMEN ELENA	V002094595	22.428	10	0,00	11,79	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VEIGA FANDI¦O CARLOS	V005074137	672	10	0,00	11,79	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ TEIJIDO ADOLFO	V009968472	1.428	10	0,00	11,79	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALERO DE ZAMBRANO MARIA FLORA	V006561456	1.428	10	0,00	11,79	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES ANAMIGRA, S.A.	J002864133	88.620	10	0,00	11,79	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARPIO DELFINO MIGUEL ENRIQUE.	V003178324	229.901	10	0,01	11,80	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GINER ALONSO MARIANO ANGEL	V003157319	1.008	10	0,00	11,80	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GLOBALCORP, C.A.	J300103986	48.678	10	0,00	11,81	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GROSPERCA, .C.A.	J002382210	2.184	10	0,00	11,81	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA ELENA MARGARITA.	V006398408	460.490	10	0,02	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ERASO FERMIN ANTONIO N.	V006164870	3.424	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA VEGAS JUAN ANTONIO	V005534882	5.000	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO JULIO	V000903963	2.898	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO HECTOR JULIO	V003399120	2.898	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RANGEL FORNEZ JOSE GREGORIO	V005533846	88	10	-	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIANA DE RUBARTELLI	V006827537	1.050	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PUPPIO ZINGG VICENTE JOSE.	V009971382	3.570	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ ROJAS CARLOS AUGUSTO.	V003225759	72	10	-	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FRESCO DJIAN ENRIQUE.	V006197455	5.964	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHMID WERNER	V015182060	1.176	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUERA INAGAS LUIS JAVIER	V010346617	294	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ BERTOLINI MARIA LORENA	V009882547	102.600	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOSA FREITES JORGE LUIS	V005524353	672	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PLANCHART MARQUEZ REINALDO JOSE	V005535369	4.452	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ SULBARAN BRIXON MANUEL	V007815754	420	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROGRESO MERCADO DE CAPITALES, C.A.	J300099911	4.452	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAURENT BONNET JEAN MICHEL	E082104873	42	10	-	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIMON KOSKAS ARMAND SALOMON	E082056871	294	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAQUE BENZO EDUARDO JOSE	V004772544	1.764	10	0,00	11,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ICCB VALORES, C.A.	J003617296	76.482	10	0,00	11,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URBANO BERRIZBEITIA JOAQUIN ANDRES	V006302360	3.696	10	0,00	11,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DODEL ROURE PIERRE HENRI	E000954238	420	10	0,00	11,84	31/05/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCULL MEDEROS EDUARDO RENE	V004084233	12.222	10	0,00	11,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NERI LUCIANI ANTONIO JOSE	V009967584	42	10	-	11,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALL FERRERO OLY ARLETTE	V006974690	42	10	-	11,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMUEBLES E INV. F.GOMEZ & HIJOS	J003501468	7.434	10	0,00	11,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTUNDO DE VIEGA ANA MARIA	V005539210	1.050	10	0,00	11,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PITA PITA CARLOS	V006563699	3.696	10	0,00	11,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NAVARRO ORTIZ ANGEL	V002060278	56.196	10	0,00	11,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ZAIT MONET, C.A.	J300217485	19.404	10	0,00	11,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CADAVID MORENO LEOPOLDO ARMANDO	V005617274	1.428	10	0,00	11,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES SF118 C.A.	J300569055	51.021.642	10	2,22	14,07	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES OSMARASIL, C.A	J002257814	2.718	10	0,00	14,07	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE CADENA JOAN MARY	V003281559	3.561.860	10	0,16	14,22	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ ARRAIZ ROSA ELENA	V001890122	3.438.860	10	0,15	14,37	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GRUPO 21,C.A.	J003159212	2.612	10	0,00	14,37	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GOMEZ CARMEN ELENA	V002249670	872.472	10	0,04	14,41	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DE THOMSON JUANA CRISTINA	V002249671	3.200.000	10	0,14	14,55	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG EHRLICH SIEGFRIED GUNTER	V006249499	1.040.000	10	0,05	14,59	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA LA ONSEDONIA, C.A	J302476380	5.726.851	10	0,25	14,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO GUSTAVO EMILIO	V003151827	682.080	10	0,03	14,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CONDEISA, C.A.	J003614831	682.080	10	0,03	14,90	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE GAMBOA MARIA DEL PILAR	V000000000	66.276	10	0,00	14,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE ROTUNDO EMILIO LUIS	V013309477	31.668	10	0,00	14,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TIRADO ANTONIO	V000000000	20.916	10	0,00	14,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE PANTIN ELENA	V000000000	18.438	10	0,00	14,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA CHACON PAULA LIZBETH	V006365400	42	10	-	14,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIRACUSA LILIANA	V000000000	630	10	0,00	14,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JIMENEZ HERRERA ELKE DE LAS MERCEDE	V006851674	800	10	0,00	14,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDOZA PIRES LUIS IGNACIO	V003181392	126	10	0,00	14,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OTEYZA SCULL JAIME	V002940697	5.334	10	0,00	14,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TAUCHO, C.A.	J001751025	28.014	10	0,00	14,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PITARA, S.A.	J001363386	8	10	-	14,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESTUDIOS IDEFIX, S.R.L.	J002304642	10.248	10	0,00	14,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERMEN 5000 C.A.	J300789705	55.351	10	0,00	14,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASCO Z. RAFAEL MARIA	V003187699	5.964	10	0,00	14,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BIMBLICH SANDOR ARIEH	V011227252	294	10	0,00	14,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUENTES GILLY MANUEL JOSE	V000000000	124.866	10	0,01	14,92	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES LUIS EDUARDO	V000000000	61.740	10	0,00	14,92	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO ARRIENS ENRIQUE	V000000000	53.424	10	0,00	14,92	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARCIALES MARTIN	V000000000	17.766	10	0,00	14,92	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JULIO A. VILLASMIL C. Y HNOS. C.A.	J	17.766	10	0,00	14,93	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PACHECO MARCIALES LUCIO	V000000000	5.922	10	0,00	14,93	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESPEJO EDGAR EDUARDO	V000000000	5.922	10	0,00	14,93	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARABAN PEREZ FREDDY	V000000000	5.670	10	0,00	14,93	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LA PORTA RENATO	V000000000	5.040	10	0,00	14,93	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ALIX	V000000000	882	10	0,00	14,93	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE UXCATEGUI MARINA	V000000000	882	10	0,00	14,93	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE LA PORTA OLGA R.	V000000000	882	10	0,00	14,93	31/05/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DURAN EMILIA	V000000000	882	10	0,00	14,93	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ LUJAN JULIA ERNESTINA	V000153014	126	10	0,00	14,93	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SERV.INMOBILIARIOS 13 DE NOVIEMBRE	J301020871	44.096.976	10	1,92	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSQUETE PORCAR DE V. NILDA ESTHER	V008578040	4.704	10	0,00	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA GIL MARIA DEL CARMEN ZULAY	V008743207	1.134	10	0,00	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PINTO MARIBEL ELIZABETH	V004432725	1.764	10	0,00	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE BASILIO DA SILVA MARIA TRINIDAD	V007269168	1.134	10	0,00	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ RODRIGUEZ WILLIAM ANIBAL	V004566920	2.394	10	0,00	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN MORENO BEATRIZ JOSEFINA	V006060637	394	10	0,00	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOLINA MOROS BENJAMIN	V002245426	2.394	10	0,00	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORA CIANGHEROTTI NOEMY	V007220942	1.764	10	0,00	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PATI¦O PEREZ TRINA MARGARITA	V004516265	29.736	10	0,00	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUEDA GUARIN BEATRIZ ERNESTINA	V006361866	1.134	10	0,00	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA VILLALBA HILDA MARGARITA	V005373787	2.394	10	0,00	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE DURAN LAURA CECILIA	V004431276	1.764	10	0,00	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZARATE MARTINEZ MARIA ELENA	V006226693	2.394	10	0,00	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FARINA FRIXA ANA MARIA	V004837005	12.138	10	0,00	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL BRACHO ARTURO JOSUE	V009673341	3.024	10	0,00	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE TARRE IRIS TERESA	V002985924	37	10	-	16,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ ALMANDOZ ISMAEL JOSE	V001725241	194.148	10	0,01	16,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAMORA DE OJEDA AILEEN LILIANA	V007242218	3.024	10	0,00	16,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MERLO MENDOZA ENRIQUE JOSE	V001745320	171.738	10	0,01	16,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA FLORENSA CARLOS JOSE	V008870564	1.134	10	0,00	16,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ HERNANDEZ EDGAR HERNAN	V002887769	5.964	10	0,00	16,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ CONTRERAS RAMON ENRIQUE	V002149926	59.262	10	0,00	16,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MACERO RODRIGUEZ BEATRIZ DEL CARMEN	V006562613	21.000	10	0,00	16,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RONDON MOLINA HAZAUL	V002289790	5.964	10	0,00	16,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR RODRIGUEZ YUNEIDA	V006825226	5.040	10	0,00	16,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES CORDERO DE PEREZ BEATRIZ E.	V001758807	20.764	10	0,00	16,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA GARCIA JOSE	V002103522	58.632	10	0,00	16,88	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DITTMER MANZANO EGBERT	V002840096	2.777.938	10	0,12	17,00	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARANTE CASTILLO MARUMA VALENTINA	V003887541	1.260	10	0,00	17,00	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALVAREZ GONZALEZ VICTOR SEGUNDO	V002080365	413.988	10	0,02	17,01	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ LOPEZ MANUEL	V001450769	187.238	10	0,01	17,02	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO	V004191198	12.600	10	0,00	17,02	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERDOMO GONZALEZ NESTOR	V000046884	119.238	10	0,01	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZUCCHI BUTTAGLIERI JUAN LUCAS	V006821992	59.262	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OJEDA RODRIGUEZ JOHNNY ALBERTO	V003585749	3.654	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZULOAGA POCATERRA PEDRO	V004765495	2.238	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES GOMEZ ALVARO	V009882474	12.600	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE FIGUEROA JOSE	V007554034	1.386	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA MARIA CANDELARIA	V005612756	1.134	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ VISO RAFAEL ANDRES	V006925148	2.940	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECERRA SEPULVEDA EUSTACIO	V004829890	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO BOLIVAR SONIA MARITZA	V007257602	1.386	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA NESTOR RAFAEL	V007366132	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOWEL LEWIS ALBERTO JOHN	V001158996	1.890	10	0,00	17,03	31/05/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DURAN LUGO LESBIA CRUZ	V004434926	1.764	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CARIAS AURA VALERIA	V003658179	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ REYES JOSE ANTONIO	V007227261	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRANADILLO CAMPOS HECTOR JOSE	V005263553	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LIZCANO GALVAN HENRY ALBERTO	V005266898	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOAIZA OROPEZA CELIA ROSARIO	V007176455	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTIEL DE CORRO MARLENE COROMOTO	V005275530	1.134	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORALES JOSE ANTONIO (DIFUNTO)	V006053526	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NICOLAU DE GARCIA ROSA MARIA	V005269453	6.300	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA WILLIAMS RAMON	V007209963	1.764	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RIVERO JEABELL YVAC	V004367050	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VASQUEZ BRICE¦O JOSE OMAR	V005759118	1.764	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLAVICENCIO TORRES LINO ENRIQUE	V003841940	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARACAS ANDRADE LAUREANO JOSE	V009645202	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GENTILE NIEVES GINELA FLORA	V009649778	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTILLO PEREZ LUIS ANDRES	V006434271	6.300	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEMOINE ELIA FREDDY	V003812521	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMERIDA SALAZAR ISBELIA RAMONA	V002761454	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AREVALO JULIO ZENON	V002239800	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO JULIAN JOSE	V008471709	1.134	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA BLANCO LUISA JOSEFINA	V002996540	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS SANCHEZ WILLIAM	V004231978	1.134	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABREU MACHADO RICHARD RAFAEL	V009416155	1.386	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APARICIO ARGENIS ANTONIO	V007188231	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APONTE TOVAR JOSE CUPERTINO	V002844635	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA ORLANDO ANTONIO	V005269025	1.134	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO AGUILAR ASEL ISAAC	V009659837	504	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERENZUELA DAZA HARVIS ADRIAN	V007251017	1.134	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAUJO DE SILVA DAIXY NORELLY	V007220897	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ JOSE LUIS	V004466213	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVAS BERNERD	V007252841	1.890	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PINEDO CASTILLO MAITRELLA	V007226050	504	10	0,00	17,03	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ FREDDY ARMANDO	V005217871	12.600	10	0,00	17,04	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ YANEZ FERNANDO CARMELO	V004873952	12.600	10	0,00	17,04	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORAMAS PAEZ SANTIAGO JOSE	V003350244	6.300	10	0,00	17,04	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREA DE GONZALEZ MARTA ELENA	V004459236	1.560	10	0,00	17,04	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 301130, C.A	J301651472	20.456.474	10	0,89	17,93	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREDERICK HOLDING INC.	J	3.908.142	10	0,17	18,10	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGROPECUARIA 27 DE MAYO,C.A.	J002072482	6.972	10	0,00	18,10	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA 3-10-64, C.A.	J002671254	423.150	10	0,02	18,12	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 19.451, C.A.	J002583886	250.090	10	0,01	18,13	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BELANDRIA MARCO	V003793668	5.250	10	0,00	18,13	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORDERO DE HERRERA MARIANA	V007254309	5.250	10	0,00	18,13	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO LEGORBURU LUIS ALBERTO	V000071877	5.250	10	0,00	18,13	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO VIRGINIA.	V005305004	103.244	10	0,00	18,13	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO GUSTAVO ANDRES	V010338719	103.244	10	0,00	18,14	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOROS CAVICCHIONI HORACIO ALBERTO	V010331080	5.250	10	0,00	18,14	31/05/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DEL GALLO GALLO JOSE LUIS (DIFUNTO)	V006209259	78.750	10	0,00	18,14	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTAÑO CARRASCO CIRILO	V000032366	6.750	10	0,00	18,14	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	S.A. DE EDUC. Y CULTURA RELIGIOSA	J000122555	78.750	10	0,00	18,15	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE DIAZ SONIA	V004351865	16.800	10	0,00	18,15	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA PANZARELLI ZEYLA AMALIA	V005963543	16.800	10	0,00	18,15	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE MILLAN ELIZABETH.	V004351867	16.800	10	0,00	18,15	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAUL ALFREDO LUIS.	V003177669	5.250	10	0,00	18,15	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHACIN LLAMOZAS MARCEL	V007191552	52.500	10	0,00	18,15	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS GARCIA DE LA CONCHA JOHN	V000264863	78.750	10	0,00	18,15	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DURO DE ELLIS MARIA LUISA.	V008729872	78.750	10	0,00	18,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS ALVAREZ DE LUGO EDWARD.	V005537956	78.750	10	0,00	18,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	A¦EZ DELFINO ARNALDO JOSE.	V003657855	10	10	-	18,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERRERA RAMIREZ JORGE ANTONIO	V006814497	26.250	10	0,00	18,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ARA, S.A.	J001564039	33.600	10	0,00	18,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES VEIQUEVE, S.A	J002142715	127.600	10	0,01	18,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ GUSTAVO	V006749570	2.000	10	0,00	18,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ SILVIA	V011739030	12.000	10	0,00	18,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PAPARONI MARIA CRISTINA	V003401999	112.000	10	0,00	18,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 3240, C.A.	J003666025	107.500	10	0,00	18,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 9861680, C.A.	J003597163	2.164.400	10	0,09	18,27	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CARLOS RAUL JOSE	V015991481	10.500	10	0,00	18,27	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CAROLINA JULIETA	V015865722	10.500	10	0,00	18,27	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL VELUTINI JOSE VICENTE ALONSO	V004581529	21.000	10	0,00	18,27	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE SOUSA JOAO ISMAEL	V010824127	10.500	10	0,00	18,28	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BCO.DE VZLA,S.A,B.U.FIDEICOMISO P.3	J000029482	3.300	10	0,00	18,28	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	V003177249	10.500	10	0,00	18,28	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANCO DE VZLA,S.A.BANCO UNIVERSAL	J000029482	52.500	10	0,00	18,28	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANEX VALORES.	J300353141	7.200	10	0,00	18,28	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL DE MICHAEL MARIA MARGARITA	V003657124	220.500	10	0,01	18,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNEROS GOMEZ MARIA DE LOURDES	V004822294	33.680	10	0,00	18,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNERO DE DAVILA MARIA TERESA	V005532335	252.000	10	0,01	18,30	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE ARISMENDI BEATRIZ	V003180818	126.000	10	0,01	18,31	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JARDIN DOS SANTOS AMERICO	V011197727	5.000	10	0,00	18,31	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALCANTARA LANSBERG LARA CAROLINA	V013338381	8.400	10	0,00	18,31	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA SANCHEZ WILMER EDITO	V005976038	2.400	10	0,00	18,31	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO MARTINEZ OSCAR ANTONIO	V009417103	1.184	10	0,00	18,31	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIA ANGELICA	V011306359	1.440	10	0,00	18,31	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS DELFINO GUILLERMO ALEJAND	V005314494	8.400	10	0,00	18,31	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS PARRA TITO	V000028087	188.160	10	0,01	18,32	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA PEREZ MAGALY	V008816647	12.600	10	0,00	18,32	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAJA DE AHORROS EMPLEADOS MANPA	J000000000	28	10	-	18,32	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ FERNANDO A. (MENOR)	V009882547	75.000	10	0,00	18,32	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA MARTINS ALFONSO	V006463879	87.500	10	0,00	18,32	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.C.C.M CONINVENCA CREDIT CONTROL M	J301819632	1.260	10	0,00	18,32	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE MARTINEZ WILSON RAFAEL	V006863944	2.100	10	0,00	18,32	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OLIVARES HERIZE ALBERTO (DIFUNTO)	V000023991	575.858	10	0,03	18,35	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MARTINEZ CARLOS AUGUSTO	V000043487	41	10	-	18,35	31/05/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARVAJAL CHITTY HUMBERTO ITIC.	V006910898	1.500	10	0,00	18,35	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALATRAVA DE OLIVARES MARIA	V000219225	55.500	10	0,00	18,35	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RETO VALORES CARVICHI, C.A.	J003578517	20.000	10	0,00	18,35	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MELIAN TRUJILLO JOSE ALBERTO	V004350479	11.216	10	0,00	18,35	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLANILLA KOCH ELIZABETH ALICIA	V005425713	75.000	10	0,00	18,36	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRESPAN RAMIREZ MILCO ATILIO	V008004463	1.500	10	0,00	18,36	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMAIONI BALDINI ANTONIO	V006276564	15.000	10	0,00	18,36	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAPFRE LA SEGURIDAD,C.A. DE SEGUROS	J000214107	9.338	10	0,00	18,36	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRISON COLIMODIO PATRICK JOSEPH	V006979770	1.000	10	0,00	18,36	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAMUS ROSALES SIMON CLEMENTE	V012384564	28.150	10	0,00	18,36	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CLARIDGE, LTD.	J303120792	350.000.000	10	15,26	33,61	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COVA FRANCO LUIS LEOPOLDO DEL VALLE	V005969587	3.000	10	0,00	33,61	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA JUAN VICENTE	V000965161	700	10	0,00	33,61	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA IRAYDA LUISA	V000026370	500.000	10	0,02	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TEXIER TORRES EDUARDO	V002685298	24	10	-	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHANG HUNG YUNG YEN	V006127542	30.000	10	0,00	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDO GUERRERO ENRIQUE	V000053213	6.500	10	0,00	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO ACOSTA CIPRIANO	V003969619	100	10	-	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTILLOS GIL FRANCISCO ARTURO	V003865301	2	10	-	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PALAZZI OCTAVIO CARLOS ALBERTO	V006979504	870	10	0,00	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARANA PEROZA CARLOS JESUS	V002765221	51.000	10	0,00	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ RODRIGUEZ MANUEL	V013312884	7.500	10	0,00	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ KEISTHER MARIELLA	V005465032	6.000	10	0,00	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIPANTI DE AMAYA MIREYA	V003971319	50.000	10	0,00	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES COCOLI C.A.	J001240357	5.000	10	0,00	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAZZAOUI PIñA RAUF	V010204146	6.000	10	0,00	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CASTILLO JOSE EDECIO	V003921437	650	10	0,00	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA DE MOLERO MAGDA JOSEFINA	V006154312	500	10	0,00	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLORZANO NICOLAS	V004312228	40	10	-	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONSORCIO AMERIVAL,C.A	J303229638	12.800	10	0,00	33,64	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANRIQUE HUIZI CAMILO FELIPE	V011029975	40.000	10	0,00	33,65	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JESURUM BELISARIO JOSE LUIS	V003187695	100	10	-	33,65	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FALCON MORALES FRANCISCO ALEXANDER	V006932707	70.000	10	0,00	33,65	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAGO RODRIGUEZ LEOPOLDO JOSE	V010461621	8.000	10	0,00	33,65	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI STEFANO DI GIACOMO FRANCO DONATO	V004680929	22.000	10	0,00	33,65	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PELLICER DE VILLASMIL HILDA MARGARI	V002994724	15.000	10	0,00	33,65	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERWORLD SOC. DE CORRETAJE, C.A.	J301938887	2.000	10	0,00	33,65	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULVARAN DE SARDI NANCY MARGARITA	V000646486	4.000	10	0,00	33,65	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CEBALLOS LOPEZ IRVING	V002780050	10.000	10	0,00	33,65	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA BENAZOLVE,S.A	J302092299	40.000	10	0,00	33,65	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONTRERAS CASARES FRANCISCO	V005310238	200	10	0,00	33,65	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREDOR DIAZ NORBERTO TERCERO	V006845872	4.920	10	0,00	33,65	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NATSCUMCO(NOMINEE FOR CITIBANK NA	J303087116	799.619.625	10	34,86	68,51	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BASALO YANES RICARDO JOSE	V002940212	10.000	10	0,00	68,51	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 7426, S.A.	J300078485	1.394.606	10	0,06	68,57	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DE MARIñO XIOMARA MARIA	V005570932	41.740	10	0,00	68,57	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PADRON DE GRASSO MARIA SUSANA	V007682347	4.000	10	0,00	68,57	31/05/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RAFAEL EDMUNDO	V002765015	80	10	-	68,57	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TINOCO RICHTER CESAR	V000005680	8.000	10	0,00	68,57	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PRIVEGAS, S.A	J001150382	620	10	0,00	68,57	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRACHO SIERRA JOSE LUIS	V000242384	26.000	10	0,00	68,58	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOLDENSTEIN IANOVICI FRANKLIN	V003981127	15.200	10	0,00	68,58	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DISTRIBUIDORA RIMERO,C.A	J001541624	1.000	10	0,00	68,58	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KAZALY, C.A.	J003587648	378	10	0,00	68,58	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BROWN BROTHERS HARRIMAN & CO.	J308858544	140.000.000	10	6,10	74,68	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA GIOVANNI	V006271737	29.942	10	0,00	74,68	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELOVIC SCHUTZBERGER ROBERTO	V005531540	30.000	10	0,00	74,68	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUEZ DE LIMES REMY MARITZA	V081274533	1.225	10	0,00	74,68	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WALLIS ALBERTO	V010331334	78	10	-	74,68	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHASEWOOD FINANCIAL, S.A.	J303821456	24.768.085	10	1,08	75,76	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ REGGETI CARLOS RAUL DEL P	V003176653	588	10	0,00	75,76	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMMANUELLI GRAELLS CARLOS JESUS	V006266167	98	10	-	75,76	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEñALOZA CARMEN ZULAY	V009096246	100	10	-	75,76	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES JUVIGO C.A	J075481658	9	10	-	75,76	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GERMAN GARCIA MARTIN JOSE	V009410767	2.400	10	0,00	75,76	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION RIMCAR, C.A.	J002510900	32.780	10	0,00	75,76	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PARDO ABEL	V006319742	3.200	10	0,00	75,76	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BACAL TEITELBOIM MARIO	V006256146	15.200	10	0,00	75,76	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RIVAS OMAR JOSE	V001389601	20.000	10	0,00	75,76	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES AVIDULES, C.A.	J002421171	17.000	10	0,00	75,77	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES VALFESA CASA DE BOLSA, S.A.	J003633771	8.680	10	0,00	75,77	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALDERON MARTINEZ ENRIQUE JOSE	V003182688	5.500	10	0,00	75,77	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISTIGUETA LANDAETA EDUARDO	V006558032	23.100	10	0,00	75,77	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ PEDRO DIONICIO	V000000000	4.000	10	0,00	75,77	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO VALENCIA CARLOS	V003869107	4.000	10	0,00	75,77	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEROA COLLAZO JOHANNA SERLYN	V013311600	500	10	0,00	75,77	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MUJICA PALUMBO JOSE ALEJANDRO	V010283115	28.000	10	0,00	75,77	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERROTERAN TELLEZ SONIA CANDELARIA	V006442032	1.100	10	0,00	75,77	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ ABAL MARIA ISABEL	V008316337	16.000	10	0,00	75,77	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUSSO LAPENTA ACHILE	V006157440	450	10	0,00	75,77	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ OTERO MANUEL JOSE	V011227150	140.000	10	0,01	75,78	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUBIO ESPITIA JOSE GREGORIO	V000987645	2.000	10	0,00	75,78	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MILANASA LLC	J308476072	169.433.930	10	7,39	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORON APONTE FEDERICO	V000238723	6.600	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUNCION DO ROZARIO MIGUEL JOSE	V006127283	1.000	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRATO DE ACEDO JOSEFINA	V001645306	1.600	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO RAFAEL RAMON	V002145478	3.000	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUARTE CONTRERAS SANTIAGOI JOSE	V006317266	270	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAPPI UYA CLARA DEL CARMEN	V006929097	10.000	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEDRAZA DE AVILA LAURA ELCIDE	V003753051	1.000	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIZZUTI FERRARI VICENTE ANTONIO	V002561510	4.018	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBALLO DE DIAZ MARGARITA	V001718702	5.200	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS SORGA MARIANA	E000685090	3.500	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SISO SOSA ARTURO IGNACIO	V012625895	2.300	10	0,00	83,16	31/05/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DILLER RAUCH SIEGFRIED JOSEF	V003718864	8.000	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FONT CARVALLO EDUARDO JOSE V	V006560336	500	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO GOMEZ JOSE IGNACIO	V007251132	5.000	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAM KWAI CHEUNG JACK	E081969353	7.500	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI SERGIO ANDRES (M)	V013337190	4.150	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLANI REINALDO ANDRES(M)	V015976040	4.150	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUEVARA PORRAS JOSBELL	V006258940	900	10	0,00	83,16	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PERERA SYLVIA MARGARITA	V005299118	15.500	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROBLETO DE ANDRADE MARIA DE LOS A.	V003157344	708	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA SIMON JUAN ROBERTO	V006161694	15.000	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAEZ RINCON MANUEL VICENTE	V010449196	1.067	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABASCAL ALVAREZ RAMON OBDULIO	V000248144	879	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARDO ZABALA MARIA ELIZABETH	V007169271	1.000	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KEHRHAHN STOLK ADOLFO HENRIQUE	V008343804	500	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON MARTINEZ LILIAN ONEIDA	V003237154	1.000	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI ALEJANDRO (MENOR)	V006816715	4.150	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ NELLY DE JESUS	V003725794	2.200	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WHITE SOUL CORP.	J304049854	17	10	-	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRREBEITIA AZPIRI JOSE MARIA	V002952454	20.000	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICENO MARIN NELSON OCTAVIO	V006915707	400	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NU¦EZ ISAVA FERNANDO	V004081010	500	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUTIERREZ DE EGA¦A AMANDA	V004349522	4.500	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERISSE RODRIGUEZ LILENA MARIA	V011682940	5.021	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBANEZ BARNOLA BENJAMIN JOSE DE J.	V003666437	5.000	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRANDWAJN POLER MAXIM JACOB	V013308298	1.000	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROJAS GONZALEZ YANELLI JOSEFINA	V006242169	1.570	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES NARVAEZ GONZALO ARMANDO	V000769892	16.500	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KAUFFMANN RAMIREZ CARLOS EDUARDO	V010337600	36.000	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ PE#ALVER CARMEN EMPERATRIZ	V003152763	3.000	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO PEREZ ANIBAL JAVIER	V010339020	1.700	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAHMKOW RANGEL RAMON EDUARDO	V003124028	23.500	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTOS MENDEZ ANTONIO JUAN	V006087124	20	10	-	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VARELA JAIMES EDUARDO ANTONIO	V003322613	30.000	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERGARA SUBERO DAVID RICARDO	V006000031	18.000	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO BEATRIZ ELENA	V009967719	5.100	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY RODRIGUEZ MARIA EUGENIA	V006555660	4.049	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ FEGUNDEZ ANDRES MIGUEL	V001738523	10.000	10	0,00	83,17	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NEHER BORJAS BERNARDO ENRIQUE	V001724475	29.904	10	0,00	83,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAVINO PALACIOS RAUL	V004354308	4.000	10	0,00	83,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLAVIA GOMEZ JUAN ANDRES	V011595061	1	10	-	83,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE TAMAYO LUZ DARY	V013285399	100	10	-	83,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO ANA MARIA	V011234712	4.100	10	0,00	83,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI MELCHERT JUAN BAUTISTA	V002154186	8.200	10	0,00	83,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CLAVELLI ANDRES	V006820671	86	10	-	83,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANDOVAL SUAREZ JOSE ALI	V003729248	50.000	10	0,00	83,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DUGARTE JOSE DE JESUS	V000984356	3.440	10	0,00	83,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ PEREZ SIMON ALFREDO	V009878639	6.875	10	0,00	83,18	31/05/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAFRA VELANDIA JOSE MARTIN	V007246036	1.570	10	0,00	83,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AVILA CABARCAS REINALDO ANTONIO	V006257968	5.010	10	0,00	83,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ADRIANZA ALVAREZ MINERVA	V001075032	9.300	10	0,00	83,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOCIONES MAROVEGAS, C.A	J001151966	2.000	10	0,00	83,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALBAS OLIVEROS OMAR JESUS	V003655672	5.000	10	0,00	83,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ VALLENILLA JORGE JOSE	V000093253	8.365	10	0,00	83,18	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REZNICEK WEIRAUCHOVA HANY	V001710885	130.200	10	0,01	83,19	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARCANO ADRIANZA HUMBERTO JOSE	V003671561	9.540	10	0,00	83,19	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN DE FERNANDEZ MARIA ELIZABETH	V005093402	500	10	0,00	83,19	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATA MERINO MANUEL	V006299093	33.620	10	0,00	83,19	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI BARI NAPOLITANO SEBASTIAN	V005302101	476	10	0,00	83,19	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERACHA ZAIDMAN ROBERTO	V003967924	40.000	10	0,00	83,19	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRERO CUBEROS BERNABE	V000642297	5.000	10	0,00	83,19	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRAT CARIM ARIEL	V001853648	604	10	0,00	83,19	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORLANDO LOPEZ ANTONINO	V010823376	2.000	10	0,00	83,19	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRAVIESO PASSIOS ALFREDO EDUARDO	V001733805	280.000	10	0,01	83,20	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUI DE MACHADO CRISTINA	V000055748	26.200	10	0,00	83,20	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DUBRA JOSE MANUEL	E081217643	3.200	10	0,00	83,20	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.V.V. CAJA VENEZOLANA DE VALORES,	J300187934	129.167.115	10	5,63	88,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SILVA MARITZA JOSEFINA	V005365211	52.708	10	0,00	88,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DRUMOND VASCOCELOS NELSON PABLO	V006325149	6.500	10	0,00	88,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COBO FLORES JOSE RAMON	V006162404	4.000	10	0,00	88,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUM MORONEY JOHN MORONEY	E000921871	25.000	10	0,00	88,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ ESPINOZA HUMBERTO LUIS	V005971582	3.200	10	0,00	88,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUITRIAGO GUERRERO PABLO EMILIO	V001518839	10.000	10	0,00	88,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA FRAGACHAN FRANCISCO EUGENIO	V006816184	2.500	10	0,00	88,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ GARCIA VIANNEY AGUSTIN	V009417681	6.097	10	0,00	88,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAMAN NENDEZ GISELA	V009882304	5.000	10	0,00	88,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEIRA JORGE LUIS	V008837512	30.000	10	0,00	88,84	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALVATIERRA RAMOS ROBERTO IGNACIO	V004768561	250.000	10	0,01	88,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GONZALEZ VICTOR RAMON	V000967831	3.200	10	0,00	88,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULTAN BENDAYAN ISAAC ENRIQUE	V005537521	6.500	10	0,00	88,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUAJE YEPEZ CARLOS JOSE	V006928306	15.000	10	0,00	88,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ALZURAVI, C.A.	J304414234	23.000	10	0,00	88,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRIS GUTIERREZ JOHN STANLEY	V006563138	5.000	10	0,00	88,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALZURUTT SANCHEZ RICHAR JOSE	V003989648	23.000	10	0,00	88,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FINANCIERA DEL VALLE, C.A.	J302923611	4.000	10	0,00	88,85	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLASSINI OTERO SUSANA CRISTINA	V006972849	2.000	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUZMAN OLIVO FELIPE BAUTISTA	V005015905	2.300	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMPERADOR MARQUEZ LEONARDO FRANCISC	V007947526	12.000	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAGUSA SAGLIMBENI ANTONIETA	V007448231	59.850	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ RANGEL GRICEL ESTHER	V014629079	4.000	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SINRAM GRINVALDS ARNO CARLOS A.	V004172202	868	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESTEVES CONZO¦O DAVID NIKOLAI	V003797303	1.000	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES DE OCA GUTIERREZ JOSE M	V006910667	6.000	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMES FERNANDES DANIEL ALEJANDRO	V012951494	3.000	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ FERREIRA JOSE LISANDRO	V011307497	3.600	10	0,00	88,86	31/05/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRILLET INSERRI SONSIRE CARLOTA	V005420938	40.000	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAPO LINARES JOSE RAFAEL	V007683413	12.500	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FERNANDEZ HERRERA JORGE FELIX	V007221204	12.000	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RAMOS CATARINA ISABEL	V010349767	1.512	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBARRACIN DE DELGADO LIGIA J.	V001743811	300	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URAN CARDONA MARIO	V006276556	4.500	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES ALVAREZ SERGIO OSCAR	V005968615	2.460	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ LOPEZ RUBEN	V005530411	10.000	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROUSSET THIERRY JEAN EDOUARD HENRI	E009571140	17.600	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLLECITO ERRICO DOMENICO GIUSEPPE	V010474893	2.400	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONZO#O NAVARRO CARMEN VIRGINIA	V000914680	740	10	0,00	88,86	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PONS SOLER JOSE MARIA	V001874068	60.300	10	0,00	88,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVESTEMA SOCIEDAD DE CORRETAJE,C.A	J303446582	10.000	10	0,00	88,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAVILA AVENDAÑO SYR GERMAN	V011314861	2.300	10	0,00	88,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEAR STEARNS SECURITIES CORP.	J301021452	21	10	-	88,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ GONZALEZ UVENCIO EDUARDO	V002991731	18.250	10	0,00	88,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INDEX FINANZAS, C.A.	J303712380	25.000	10	0,00	88,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JARAMILLO RAMIREZ LUIS FRANCISCO	V001852603	60.000	10	0,00	88,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALDERRAMA TOMAS	V000049576	5.000	10	0,00	88,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VENEZOLANO DE CREDITO,S.A. BCO.UNIV	J000029709	466.976	10	0,02	88,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CORRALITO, S.A.	J000766223	9.052	10	0,00	88,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DINIZ CORREIA JOAO GABRIEL	V006132980	3.000	10	0,00	88,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ PADRON ANGEL GONZALO	V006302275	10.000	10	0,00	88,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ MADRIZ JULIET BETINA	V005523835	500	10	0,00	88,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLUCCIO PEREIRA EDUARDO ENRIQUE	V012261485	5.000	10	0,00	88,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLANCO PADILLA JOSUE	V010515242	2.500	10	0,00	88,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ RODRIGUEZ LUIS	V006310155	2.500	10	0,00	88,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON RAMIREZ DANICE KATIN	V011932693	3.085	10	0,00	88,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSAS PAIS EDUARDO JOAQUIN	V006054449	18.072	10	0,00	88,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO HERNANDEZ NUBIA MARIA	V004446111	400	10	0,00	88,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL ALVAREZ BOLIVIA GIOCONDA	V010711576	1.000	10	0,00	88,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI GENOVA CHIMIENTI ADRIANA	V009968280	4.500	10	0,00	88,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLEO SCHMIDT ALBERTO IGNACIO	V009880649	2.800	10	0,00	88,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ATRAMIZ VALI ELIAS	V002935310	100.000	10	0,00	88,90	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COSTANTE TOGLIA MICHELE	V009881238	5.000	10	0,00	88,90	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELGADO MORA SOLEDAD DEL ROSARIO	V005021068	3.200	10	0,00	88,90	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHAUBLE DE GISLER ELISABETH	V011345268	1.000	10	0,00	88,90	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESCALANTE MANUEL E.(DIFUNTO)	V000007544	14.500	10	0,00	88,90	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAPARTE REBODERO MARIA ISABEL	V006970615	16.500	10	0,00	88,90	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIEDER DE NARVAEZ SUSANA MARIA	V007239408	1.800	10	0,00	88,90	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ PEREZ PATRICIA ALEJANDRA	V011227401	5.260	10	0,00	88,90	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION INFISA, C.A.	J304182201	1.000	10	0,00	88,90	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTO APONTE PEDRO JOSE	V001713422	800	10	0,00	88,90	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DELFINO ALFREDO	V000931866	96.500	10	0,00	88,91	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DELFINO MARIOLGA	V004771501	2.500.000	10	0,11	89,01	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GALARRAGA RODRIGUEZ MARITZA	V004852496	3.400	10	0,00	89,01	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ MARIA F. (MENOR)	V009882547	75.000	10	0,00	89,02	31/05/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DIAZ JOSE ANGEL	V002862537	6.157	10	0,00	89,02	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUNA HERNANDO LUIS	V007444883	850	10	0,00	89,02	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ ALVAREZ MARIA DEL CARMEN	V005523342	100	10	-	89,02	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRIMALDI DE LIMA RAUL RAINIERO	V010333377	20.000	10	0,00	89,02	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBONELL DE GOMEZ RUIZ BEATRIZ L.	V005304989	18.000	10	0,00	89,02	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARINE FERRE JOSE	V001866338	2.000	10	0,00	89,02	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARANCIBIA MONCADA SILVIA DEL CARMEN	V008877383	32.650	10	0,00	89,02	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE VERNET VIVANNE VALENTINA	V007251120	84.000	10	0,00	89,02	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRIMUS MERCADO DE CAPITALES,C.A	J303486088	1.000	10	0,00	89,02	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DELFINO RAFAEL JOSE	V003665351	2.527.450	10	0,11	89,14	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DE FARO SILVIA MARGARITA	V003665350	3.000.000	10	0,13	89,27	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	THREE D INTERNATIONAL MARKETING,INC	J305524220	23	10	-	89,27	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES ALTUVE ROSA MARIA	V005965060	11.500	10	0,00	89,27	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA FILIPPO	V006349236	25.000	10	0,00	89,27	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ MARTIN FRANCISCO IGNACIO	V006322089	4.410	10	0,00	89,27	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOP SYSTEM INTERNATIONAL, C.A.	J303695779	3.000	10	0,00	89,27	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VETA HOLDINGS A V V	J305532834	65.175.046	10	2,84	92,11	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VISCAYA ELBA JOSEFINA	V007233634	2.000	10	0,00	92,11	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALVIÑO MOREIRA ESTHER ESPERANZA	V001737516	28.500	10	0,00	92,11	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVEMA 2000, C.A.	J305605831	323.682	10	0,01	92,12	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAPELLIN GARCIA GUSTAVO ALBERTO	V011225412	56.732	10	0,00	92,13	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTAMANTE CACERES JORGE ALBERTO	V003312895	13.030	10	0,00	92,13	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUHAU NELSON ALBERTO JUAN	V006285948	60.000	10	0,00	92,13	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ MUJICA RAFAEL FRANCISCO	V003178499	26.000	10	0,00	92,13	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAZZARI DE VERA LEONORA	V003180798	1.000	10	0,00	92,13	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLA ROSA HOLDINGS A.V.V.	J305532842	22.269.496	10	0,97	93,10	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIRTUOSO HOLDINGS A.V.V.	J305533016	5.617.374	10	0,24	93,35	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIANDRA HOLDING A.V.V.	J305533067	5.617.374	10	0,24	93,59	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DALMA HOLDINGS A.V.V.	J305532966	4.232.374	10	0,18	93,78	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO MARTINEZ FELIX	V000003609	44.856	10	0,00	93,78	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 85735, LTD	J306225129	101.457.822	10	4,42	98,20	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ MORENO MARIA AURORA	V003563245	50.000	10	0,00	98,20	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TALBOT, C.A.	J001528636	3.907.906	10	0,17	98,37	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HEREDIA JUAN BAUTISTA	V000639904	45.000	10	0,00	98,38	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUTCH MILL CORPORATION A.V.V.	J000000000	12.384.043	10	0,54	98,92	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLARREAL DURAN MARIA LUISA AURORA	V000345693	10.000	10	0,00	98,92	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MADINA INVESTMENTS LTD.	J000000000	8.569.728	10	0,37	99,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEE SUSAN MARY	V011944008	100	10	-	99,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA MERCEDES	V001789381	1.260	10	0,00	99,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA JOSE FELIX	V000559830	1.260	10	0,00	99,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE AVILA FELICIA	V000559452	1.260	10	0,00	99,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE ASPRINO GLADYS	V000565582	1.260	10	0,00	99,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PARRA GLORY	V003231676	210	10	0,00	99,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE LABRADOR SONIA	V002153578	210	10	0,00	99,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PEREZ MIRNA	V003476104	210	10	0,00	99,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO CARLOS	V002155250	210	10	0,00	99,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANOS PEDRO	V003144380	210	10	0,00	99,29	31/05/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO LUIS	V003406526	210	10	0,00	99,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS LIVIA	V003630803	6.300	10	0,00	99,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS MARIO ALBERTO	V001873991	6.300	10	0,00	99,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO DE CLAMENS ALBA	V002776303	6.300	10	0,00	99,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANCERA FONT GUSTAVO JOSE	V005532735	1.500	10	0,00	99,29	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUCCA BIANCHI ANABELLA	V015179098	12.384.043	10	0,54	99,83	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG TOVAR INGRID XIOMARA	V006914352	1.000.000	10	0,04	99,87	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI DE PAHL MARITZA DEL CARMEN	V003151816	155.494	10	0,01	99,88	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE CONO MARIO	V000270433	155.494	10	0,01	99,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSEFINA	V001887236	155.494	10	0,01	99,89	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO BERTRAN SILVANA	V015182081	67.583	10	0,00	99,90	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ RODERO MARIA JOSE	V010517282	1.323	10	0,00	99,90	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODERO GARCIA MARISOL	V001727482	661	10	0,00	99,90	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MADINA INVESTMENT	J311927476	747.094	10	0,03	99,93	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PPSD, C.A.	J312050616	17	10	-	99,93	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION SIETE COLINAS, C.A.	J312059095	17	10	-	99,93	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LARRAZABAL GONZALEZ ENRIQUE	V007179181	15.700	10	0,00	99,93	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ FERRI MANUEL	V005422620	1.594.510	10	0,07	100,00	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALAS RODERO PATSY	V015664156	331	10	0,00	100,00	31/05/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIEZ CLESENCIO ANTONIO	V001869982	2.000	10	0,00	100,00	31/05/2006
				2.294.009.424		100,00		

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, June 7, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. National Securities Registry

Dear sirs:

Enclose hereto please find the certification of the conditions, fashions and other matters of the Fourth Series of issuance of Commercial Papers 2005-I at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

Phone 901. 2235/ 901.2329

Fax 901.2317--

[Letterhead of MANPA]

Caracas, January 31, 2006.

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5534882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by minutes of the Board of Directors dated July 29, 2005 do hereby declare that:

The conditions, fashions and other matters for the Fourth Series of Issuance of Commercial Papers 2005-I are as follows:

Securities:

Commercial Papers at Bearer.

Total amount authorized for issuance:

Ten Thousand Million Bolivars (Bs.10,000,000,000.00).

Total amount of the Fourth Series:

Three Thousand Million Bolivars (Bs.3,000,000,000.00).

Type of Placement:

Placement at bigger efforts, acting as placement agent;

Valores Vencred Casa de Bolsa, S.A.

This series is represented by a Sole Title amounting to Bs.3,000,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in turn will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance:

Caracas, June 16, 2006.

Maturity Date:

Caracas, September 15, 2006.

Term:

91 days.

Placement price:

At discount.

Yielding:

INTERPRETE PUBLICO

The corresponding yielding of securities will be set with two (2) days prior the date of beginning placement, which will be published in a newspaper ad on the day of placement. The yielding will be calculated based on a month of thirty (30) days, a year of three hundred sixty (360) days.

Payment place:

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto – Caracas, Phone 9012245.

It is hereby understood that primary placement of series which characteristics have been described herein will be carried out on June 16, 2006 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities and Exchange Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from June 16, 2006.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Phone 9012335 Fax 9012317--

Translator's Note:

At the upper margin of each of the three (3) folios of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND

EXCHANGE COMMISSION 2006. June 7 P.M. 1:45 FILE RECEIVED." -----------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 13th, 2006.

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPÚBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:----------------------------------

[Logotype of MANPA]

Caracas, June 7, 2006.

RECEIVED
2006 JUL -5 P 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MESSRS.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Public Offer of Securities

City.-

Attention: National Securities Registry

Attached hereto please find one (1) original and three (3) copies of the newspaper ad corresponding to issuance 2005-I, Series III of Commercial Papers at Bearer of Manufacturas de Papel C. A. (MANPA) S.A.C.A.

Should you have any further question please do not hesitate to contact us.

Sincerely,

Marina Fioravanti (signed) Illegible.

Corporate Treasury Manager

mfioravanti@manpa.com.ve

Phone 901. 2235/ 901.2329

Fax 901.2317--

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2005-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as of September 30, 2005 as per Resolution No.146-2005 for the amount of Bs.10,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on March 17, 2005 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. 934 held on July 29, 2005.

On February 7, 2006 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on July 29, 2005 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES III

Bs.3,000,000,000.oo

The present series is represented by a Sole Bond amounting to Bs.3,000,000,000.oo which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody

The Common Representative of Holders: Venezolano de Crédito S.A., Banco Universal

PLACEMENT PRICE:	**At discount**
PLACE AND DATE OF ISSUANCE:	**YIELDING %**
Caracas, June 16, 2006	
MATURITY DATE: Caracas, September 15, 2006	**360-day basis**
TERM:	**91 days**
PAYMENT FASHION:	**Par value payable upon maturity**

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A": Subcategory "A2"
CLASIFICADORES ASOCIADOS S&S, C.A. Category "A": Subcategory "A2"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT based on bigger efforts

PLACEMENT AGENT VALORES VENCRED CASA DE BOLSA, S.A. [address and phone numbers]

Please request the aforementioned Placement Agent the Issuance Prospectus authorized by the National Securities and Exchange Commission. Primary placement of securities will begin on June 16, 2006 with a term of 15 continuous days.

Translator's Note:

At the upper right margin of the two (2) folios there is a wet seal that reads as follows: "National Securities and Exchange Commission 2006 June 7 PM 1:44. FILE RECEIVED."--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 13th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------------

[Letterhead of MANPA]

Caracas, March 7, 2006.

MESSRS.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

This is to confirm attendance to the workshop "STANDARDS TO PREVENT, CONTROL AND AUDIT OPERATIONS RELATED TO LEGITIMATING CAPITAL APPLICABLE TO THE VENEZUELAN MARKET - PREPARATION OF CONTROL INSTRUMENTS" to be held on March 15, 2006.

Company: Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Address: Avenida Francisco de Miranda, con Av. El parque, Urbanización El Bosque – Torre Country Club, Psio 12 – Chacao Municipality

RIF: J-00023530-9

Phone: 0212-9012335

Fax: 0212-9012317

Attendees: María Alejandra Maguhn – Corporate Comptroller
Marina Fioravanti – Corporate Treasury Manager

Having no further to discuss,

Sincerely,

INTERPRETE PUBLICO 2

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President. --

BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF FINANCE. *Effective and participative transparency... our commitment.*

CNV The National Securities and Exchange Commission invites to the Workshop "STANDARDS TO PREVENT, CONTROL AND AUDIT OPERATIONS RELATED TO LEGITIMATING CAPITAL APPLICABLE TO THE VENEZUELAN MARKET - PREPARATION OF CONTROL INSTRUMENTS"

DATE: MARCH 15, 2006

TIME: 2:00 P.M.

PLACE: UNIVERSIDAD SANTA MARIA, SEDE EL PARAÍSO, FRENTE A PLAZA MADARIAGA, PARANINFO "LOLA DE FUENMAYOR"

PROGRAM

2:00 to 2:10 p.m.	Opening words by Dr. Fernando De Candia President of the National Securities and Exchange Commission
2:15 to 2:45 p.m.	Stock Markets as Subjects Bound to guarantors by organization as social actors, targets in these multidimensional and preventive global wars Dr. BAYARDO RAMIREZ MONAGAS
2:50 to 3:35 p.m.	Aspects of practical interests for subjects bound Dr. JORGE LUCIANI
3:35 to 3:40 p.m.	LIGHT REFRESHMENTS
3:40 to 4:30 p.m.	Importance of risk administration in capital legitimating and financing of terrorism Dr. FRANCISCO ODREMAN GIRON
4:35 to 6:00 p.m.	Preparation of control instruments: Yearly Operating Plan Manual of Policies, Standards and Procedures Ethics Code Institutional Commitment Good Corporate Governance Document

Lawyer POLICARPIA ALVAREZ

Officer of Compliance with Prevention of Capital Legitimating

6:00 to 6:20 p.m. Closure of the event in charge of the Executive Secretary

Dra. Lucia Savattiere

NOTE: Please confirm attendance through this same via indicating the Company name, name of attendee and position.

2006 BICENTENARY OF THE OATH BY GENERAL FRANCISCO DE MIRANDA AND OF THE LEADING PARTICIPATION AND OF THE POPULAR POWER. ---------------

Translator's Note:

At the upper right margin of the two (2) folios there is a wet seal that reads as follows: "National Securities and Exchange Commission 2006 March 8 PM 1:15. FILE RECEIVED."--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 13th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Caracas, May 26, 2006.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Attached hereto I send the Commercial Registry of the General Shareholders´ Meeting of this company held on April 21, 2006.

Sincerely,

Manufacturas DE PAPEL, C.A.(Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.

Enclose as indicated. --

MINISTRY OF THE INTERIOR AND JUSTICE.

First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State.

Attorney LILA CONCEPCION OLVEIRA HERNANDEZ, FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 57-A-Pro, Number 26 of the year

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ

2006 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO: MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

14/XIO ---

Citizen

Commercial Registrar of the Judicial Circuit of the Capital District and Miranda State.

Your Office.

I, CARLOS DELFINO T., a Venezuelan citizen, an Administrator, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251, before you I respectfully appear to inform you that in meeting of the BOARD OF DIRECTORS of my principal as of April 21, 2006 the following items were approved:

1. The Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Accounting Standards (IAS) adopted by the company pursuant to the Resolutions by the National Securities and Exchange numbers 157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors.
2. Appointing the members of the Board of Directors together with their substitutes for the next statutory period; thus, being comprised as follows: Main Directors: CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ and JULIO BUSTAMANTE, and as Deputy Directors: ALBERTO DELFINO T., RICARDO DELFINO MONZON, ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO DELFINO, CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S. and ANGEL J. RAMIREZ O. All the aforementioned people are Venezuelans, of legal age, and of this domicile.

3. Issuing Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. Likewise, it is herein suggested to the Shareholders´ Meeting to delegate to the company Board of Directors, for a period no longer than two (2) years, the broadest powers to negotiate, set and establish all the terms and conditions of issuance, among others: amount of issuance within the limit established in this Shareholders´ Meeting, terms, collaterals, if applies, and, in general, to define all characteristics and conditions of issuance pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, it is herein suggested to authorize the Board of Directors to delegate such powers on the people it deems convenient. It is herein suggested to the Shareholders´ Meeting to appoint Venezolano de Crédito, S.A. Banco Universal as Temporary Common Representative and its remuneration to be set to a maximum of yearly TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00).
4. Issuing Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year to be issued in one or several series. Likewise, delegating to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of each series comprises in this issuance, the number, identification and amount of each series for each issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium as well as the yearly or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collaterals, if the case may be, and in general, all matters related to issuance as well as to authorize the Board of Directors to carry out all the necessary acts, management and formalities necessary to carry out issuance. Likewise, authorizing the Board of Directors to delegate to the people it deems appropriate the aforementioned powers, to appoint both the people who will subscribe the authorization request before the National Securities and Exchange Commission and the people who will sign the titles of the Commercial Papers. Likewise, it is suggested to the

Shareholders´ Meeting that the remuneration of the Common Representative of Commercial Papers be set up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

5. Decreeing a special cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2005 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends, payable from the fifth business day following this latter date (effective date of registry with benefit). Likewise, it delegated to the Board of Directors the fixing of both the registry and payment dates.

I do hereby accompany in order to be registered and filed with the company file kept by the Registry Office a certification of the Minutes of the aforementioned Shareholders´ Meeting, a counterpart of the reports of the Board of Directors, of the Statutory Auditors and of the External Auditors as well as the financial statements approved in those Shareholders´ Meetings.

Likewise, I do hereby request please to issue eight (8) certified copies of this participation and of the Minutes of Shareholders´ Meeting.

Caracas, at the date of its presentation. (signed) Illegible. ------------------------------------

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE.

Caracas, the Twenty-Third (23rd) of May of the year 2006. Historical years: 196 and 147. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Dr. NELLY GONZALEZ DIAZ IPSA N.31291, and is registered with the Commercial Registry under No.-26-VOLUME –57-A-PRO. Fees paid Bs.1419565,00 as per Form No.603912, Bank

No.FM02128920 amounting to Bs.73920,00. Identification was made as follows: CARLOS DELFINO T., I.D. 3659617.

Registration of this document was early pursuant to the provisions of Article 31 of the Legal Fees Law. The undersigned, First Commercial Registrar evidences that for this granting officer Joel Díaz, bearer of Identity Card No.7921272 moved to Av. Francisco de Miranda, Urb. El Bosque Torre Country Club piso 9.

The Main First Commercial Registrar

Lawyer LILA CONCEPCION OLVEIRA HERNANDEZ (signed)

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Div/14/IXO

Translator's Note:

At the bottom right margin there is a wet seal that reads as follows: "FIRST COMMERCIAL REGISTRAR. Fiscal stamps amounting to 58464 have been paid and rendered void on the original taxed document ,Article 35 of the Fiscal Stamp Law." Over this seal there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." --

[Logotype of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **General Shareholder's Meeting as of April 21, 2006** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 11:00 a.m. of the Twenty-First (21st) day of April of the year Two Thousand Six (2006) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

issued in the newspapers El Universal and El Nacional, dated April 16, 2006 that textually transcribed reads as follows: "*MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 11:00 a.m., on April 21, 2006 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Accounting Standards (IAS) adopted by the company pursuant to the Resolutions by the National Securities and Exchange numbers 157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors. 2) Appointing the members of the Board of Directors for the next statutory period. 3) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance. 4) Considering and resolving about an authorization project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year. If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. 5) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the management report of the Board of Directors, the report by the Board of Directors about compliance with Corporate Governance Principles adopted by the National Securities and Exchange Commission as well as the other documents related herein have been at their disposal*

at the company premises from April the 1st, 2006. Caracas, April 16, 2006. For the BOARD OF DIRECTORS. CARLOS DELFINO T. Chairman."

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **two thousand sixty-four million three hundred thirty thousand nine hundred sixty-four (2,064,330,964) shares**, that is, more than eighty-nine percent (89%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Accounting Standards (IAS) adopted by the company pursuant to the Resolutions by the National Securities and Exchange numbers 157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors**. The company financial statements and the consolidated financial statements as well as the management report by the Board of Directors which were read out and broadly commented were unanimously approved by the majority of the attending shareholders, except for the company Administrators who abstained from voting. Likewise, the Board of Directors read out the report about compliance with the Corporate Governance Principles adopted by the National Securities and Exchange Commission.

Immediately, the **Second Item of the notice** was considered, that is, *appointing the members of the Board of Directors for the next statutory period.* Nelly González used her right to speak and proposed appointing CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ and JULIO BUSTAMANTE, as **Main Members** of the Board of Directors, and ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S., and ANGEL J. RAMIREZ.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Third Item of the notice** was considered, that is, *considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.* Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: A project is proposed to the Shareholders´ Meeting to issue Unsecured Obligations to the public up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. Likewise, it is herein suggested to the Shareholders´ Meeting to delegate to the company Board of Directors, for a period no longer than two (2) years, the broadest powers to negotiate, set and establish all the terms and conditions of issuance, among others: amount of issuance within the limit established in this Shareholders´ Meeting, terms, collaterals, if applies, and, in general, to define all characteristics and conditions of issuance pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, it is herein suggested to authorize the Board of Directors to delegate such powers on the people it deems convenient. It is herein suggested to the Shareholders´ Meeting to appoint Venezolano de Crédito, S.A. Banco Universal as Temporary Common Representative and its remuneration to be set to a maximum of yearly TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00).

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Fourth Item of the notice** was considered, that is, *considering and resolving about an authorization project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year. If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to*

define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. Carlos Delfino T. used his right to speak and read out the following proposal by the Board of Directors: It is herein suggested to the Shareholders' Meeting the project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year to be issued in one or several series. Likewise, it is suggested to the Shareholders´ Meeting to delegate to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of each series comprises in this issuance, the number, identification and amount of each series for each issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium as well as the yearly or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collaterals, if the case may be, and in general, all matters related to issuance as well as to authorize the Board of Directors to carry out all the necessary acts, management and formalities necessary to carry out issuance. Likewise, it is suggested to the Shareholders´ Meeting to authorize the Board of Directors to delegate to the people it deems appropriate the aforementioned powers, to appoint both the people who will subscribe the authorization request before the National Securities and Exchange Commission and the people who will sign the titles of the Commercial Papers. Likewise, it is suggested to the Shareholders´ Meeting that the remuneration of the Common Representative of Commercial Papers be set up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Fifth Item of the notice** was considered, that is, *agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.* Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: agreeing upon an ordinary dividend to be allocated among shareholders. It is hereby proposed to decree an ordinary cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four

(2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2005 *payable to shareholders registered on the fifth business day (limit date of transaction* with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment should be made during this present year, In one sole portion.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders and the Shareholders´ Meeting authorized the members of the Board of Directors so that any of them may file the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Twenty-Second (22nd) day of April of the year Two Thousand Six (2006).

(signed) Illegible. ---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Ordinary

Total Shareholders:	2,294,009,424
Attending Shareholders:	2,064,330,964
% Quorum:	89,988
Total Shareholders Type "A":	2,294,009,424
Total Shareholders Type "A" Attending :	2,064,330,964
% Quorum Type "A"	89.988

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE:1

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Attending

Shareholder's Name	Number of Shares	%
DELFINO MONZON JUAN RAFAEL	72,720	0.003
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
GONZALEZ FERRI MANUEL	1,594,510	0.070
HEREDIA JUAN BAUTISTA	45,000	0.002
MARQUEZ BUSTAMANTE IVAN ANTONIO	1,200	0.000
REZNICEK WEIRAUCHOVA HANY	130,200	0.006
SOTO APONTE PEDRO JOSE	39,800	0.002
Total shares represented ===>	5,322,290	0.232
Total shares of quorum === >	2,064,330,964	89.988

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS DELFINO T. President (signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
AÑEZ DELFINO GUSTAVO		
Own shares : ⇒	0	0.000
Represented shares : ⇒	98,994,259	4.315
Total shares : ⇒	98,994,259	4.315
DELFINO CARLOS		
Own shares : ⇒	0	0.000
Represented shares : ⇒	74,959,118	3.268
Total shares : ⇒	74,959,118	3.268

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Shareholder's Name		Number of Shares	%
DELFINO MONZON JUAN RAFAEL			
Own shares	: ⇒	72,720	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	72,720	0.003
GARMENDIA ZAMBRANO JUAN			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	3,847,106	0.168
Total shares	: ⇒	3,847,106	0.168
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	3,438,860	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,438,860	0.150
GONZALEZ FERRI MANUEL			
Own shares	: ⇒	1,594,510	0.070
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,594,510	0.070
GONZALEZ NELLY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,016,429,691	44.308
Total shares	: ⇒	1,016,429,691	44.308
GOUVEIA TEXEIRA MARIA I			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,982,172	0,086
Total shares	: ⇒	1,982,172	0,086
HANYREZNICEK HANNY			
Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	22,624,560	0.986
Total shares	: ⇒	22,754,760	0.992

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	45,000	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	45,000	0.002
MARQUEZ BUSTAMANTE IVAN ANTONIO			
Own shares	: ⇒	1,200	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,200	0.000
RIVAS RAMON			
Own shares	: ⇒	800,808,704	0.000
Represented shares	: ⇒	0	34.909
Total shares	: ⇒	800,808,704	34.909
SOTO APONTE PEDRO JOSE			
Own shares	: ⇒	39,800	0.0002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	39,800	0.002
SUBERO DELFINO ADA V			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	37,968,458	1.655
Total shares	: ⇒	37,968,458	1.655
TRAVIESO CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,394,606	0.061
Total shares	: ⇒	1,394,606	0.061

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

General Total shares : ⇒ 2,064,330,964 89.988

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS DELFINO T. (signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representative: Agents (detailed)

Shareholder's Name	Number of Shares	%
AÑEZ DELFINO GUSTAVO	**98,994,259**	**4.315**
AÑEZ DELFINO ARNALDO JOSE	10	0.000
AÑEZ DELFINO ALBERTO ENRIQUE	3,343	0.000
CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
CONDE ROTUNDO EMILIO LUIS	31,668	0.001
DELFINO DE VERNET VIVANNE VALENTINA	84,000	0.004
DELFINO GOMEZ JOSE IGNACIO	5,000	0.000
INVERSIONS 3 DE OCTUBRE, C.A.	815,136	0.036
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES SF 118, C.A.	1,253,112	0.055
INVERSIONES SF118, C.A.	49,768,530	2.169
INVERSORA 3-10-64, C.A.	423,150	0.018
INVERSORA CONDEISA, C.A.	682,080	0.030
PAUL ALFREDO LUIS	5,250	0.000
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976°	1.922
DELFINO CARLOS	**74,959,118**	**3.268**
DELFINO PARRA ELENA	30,682	0.001
DELFINO PARRA ELENA MARGARITA	460,490	0,020

Shareholder's Name	Number of Shares	%
DELFINO THORMAHLEN ALBERTO JOSE	4,800,000	0.209
DELFINO THORMAHLEN CARLOS EDUARDO	4,464,200	0.195
VETA HOLDINGS A.V.V.	65,175,046	2.841
VETA HOLDINGS A.V.V.	28,700	0.001
GARMENDIA ZAMBRANO JUAN	**3,847,106**	**0.168**
ECONOINVEST CASA DE BOLSA, C.A.	3,847,106	0.168
GONZALEZ NELLY	**1,016,429,691**	**44.308**
ARMANECA BIENES Y RAIÇES, C.A	49,847,580	2.173
BROWN BROTHERS HARRIMAN &CO.	140,000,000	6.103
CAPIELO RAYMOND SANIA CELINA	990	0.000
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CARRILLO HERNANDEZ NUBIA MARIA	400	0.000
CLARIDGE LTD	350,000,000	15.257
DELFINO BERTRAN SILVANA	67,583	0.003
DELFINO THORMAHLEN ALEJANDRO	291,362	0.013
DITTMER MANZANO EGBERT	2,777,938	0.121
FIORAVANTI DE SANCTIS MARINA FELICI	2,000	0.000
FUNDACION CARLOS DELFINO	100,511,658	4.381
FUNDACION CARLOS DELFINO FUND. CARLO	1,033,015	0.045
INMOBILIARIA ARA, S.A.	33,600	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 3240, C.A.	107,500	0.005
INVERSIONES 84709, C.A	777,793	0.034
INVERSIONES 85735, C.A.	10,457,822	4.423

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
INVERSIONES 935431, C.A.	3,459,960	0.151
INVERSIONES 9861680, C.A.	2,164,400	0.094
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES TALBOT, C.A.	3,907,906	0.170
INVERSIONES VEIQUEVE, C.A	127,600	0.006
LEIZAOLA LARTITEGUI IÑAKI	656,000	0.029
MADINA INVESTMENT	747,094	0.033
MADINA INVESTMENT LTD.	8,569,728	0.374
MARTINEZ DE THOMSON JUANA CRISTINA	3,200,000	0.139
MARTINEZ GOMEZ CARMEN ELENA	872,472	0.038
MAURY DE PAPARONI ALICIA	168,750	0.007
MAURY RODRÍGUEZ MARIA DE LOURDES	1,309,328	0.057
MAURY RODRÍGUEZ MARIA EUGENIA	504,049	0.022
MEADOWWEED PTE LTD	43,481,924	1.895
MILANASA LLC	169,433,930	7.386
PAPARONI MAURY ALICIA MARIELA	6,200,000	0.270
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	884,496	0.039
PAPARONI MICALE JOSE GAETANO	305,494	0.013
PAPARONI SANCHEZ GUSTAVO	2,000	0.000
PAPARONI SANCHEZ SILVIA	12,000	0.001
PULIDO MELCAN TIBISAY VICTORIA	13,000	0.001
RAMIREZ ORTIZ ANGEL JESÚS	12,258,588	0.534

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Shareholder's Name	Number of Shares	%
SANCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005
SANCHEZ DE PERERA SILVIA MARGARITA	15,500	0.001
THOMSON PETER GRAM.	35,000	0.002
THREE D INTERNATIONAL MARKETING, INC	23	0.000
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
GOUVIA TEXEIRA MARIA I	**1,982,172**	**0.086**
LOVERA VEGAS JUAN ANTONIO	1,749,172	0.076
RODRIGUEZ DE LOVERA MARIA JOSEFINA	232,900	0.010
HANYREZNICEK HANNY	**22,624,560**	**0.986**
INVERSIONES PENMAY, C.A.	4,230,114	0.184
INVERSIONES TOMHAR, C.A.	18,394,446	0.802
RIVAS RAMON	**800,808,704**	**34.909**
BEAR STERNS SECURITIES CORP.	21	0.000
FONDO MUTUAL DE VENEZUELA FONDO MUT	1,821,608	0.079
NATSCUMCO (NOMINEE FOR CITIBANK NA	798,987,075	34.829
SUBERO DE DELFINO ADA V	**37,968,458**	**1.655**
DALMA HOLDINGS A.V.V.	4,232,374	0.184
DIANDRA HOLDINGS A.V.V.	5,617,374	0.245
SUC DELFINO ARRIENS GUSTAVO S	231,840	0.010
VILLA ROSA HOLDINGS A.V.V.	22,269,496	0.971

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
VIRTUOSO HOLDINGS A.V.V.	5,617,374	0.245
TRAVIESO CARLOS	**1,394,606**	**0.061**
INVERSIONES 7426, S.A.	1,394,606	0.061
Total shares represented ===>	2,059,008,674	89.756
Total shares of quorum === >	2,064,330,964	89.988

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS DELFINO T.(signed) Illegible.

Translator's Note:

At the back of this page there is the following authentication: "Caracas, on the Third (3rd) day of May of the year Two Thousand Six. (signed) CARLOS DELFINO T, Lawyer LILA CONCEPCION OLVEIRA HERNANDEZ. The present certified publication copy is issued as per Form No.603912.

14/XIO Lawyer LILA CONCEPCION OLVEIRA HERNANDEZ (signed) Illegible. FIRST COMMERCIAL REGISTRAR." By the signature there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." --

MINISTRY OF THE INTERIOR AND JUSTICE.

First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State.

Attorney LILA CONCEPCION OLVEIRA HERNANDEZ, FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 57-A-Pro, Number 10 of the year 2006 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO: 'MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

7/MAR ---

INTERPRETE PUBLICO

Citizen

Commercial Registrar of the Judicial Circuit of the Capital District and Miranda State.

Your Office.

I, CARLOS DELFINO T., a Venezuelan citizen, an Administrator, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251, before you I respectfully appear to inform you that in meeting of the BOARD OF DIRECTORS of my principal as of April 21, 2006 the following items were approved:

1. CARLOS DELFINO T. was ratified as Chairman; CELESTINO MARTINEZ PEREZ as First Vice-President, and CARLOS HENRIQUE PAPARONI M. as Second Vice-President; and ALEJANDRO DELFINO T. as Executive President, everything pursuant to the provisions of the Seventh Clause of the Articles of Incorporation/BY-Laws of the company.
2. The Board of Directors using the powers vested upon it by the General Shareholders' Meeting as of April 21, 2006 set forth April 28, 2006 as registry date (limit date of transaction with benefit) and May 8, 2006 as payment date (effective date of registry with benefit) of the ordinary cash dividend of Twelve Bolivars (Bs.12.00) per share, decreed by the aforementioned Shareholders' Meeting.

I attached hereto to be registered and filed with the company file kept by that Registry Office, a certification of the Minutes of the Board of Directors No.944 dated April 21, 2006.

Likewise, I do hereby request please to issue five (5) certified copies of this participation and of the Minutes of the Board of Directors.

Caracas, at the date of its presentation. (signed) Illegible.-----------------------------------

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE.

Caracas, the Twenty-Third (23rd) of May of the year 2006. Historical years: 196 and 147. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Dr. NELLY GONZALEZ DIAZ IPSA N.31291, and is registered with the Commercial Registry under No.-10-VOLUME –57-A-PRO. Fees paid Bs.155565,00 as per Form No.603911, Bank No.FM02128725 amounting to Bs.40320,00. Identification was made as follows: CARLOS DELFINO T., I.D. 3659617.

Registration of this document was early pursuant to the provisions of Article 31 of the Legal Fees Law. The undersigned, First Commercial Registrar evidences that for this granting officer Joel Díaz, bearer of Identity Card No.7921272 moved to Av. Francisco de Miranda, Urb. El Bosque Torre Country Club piso 9.

The Main First Commercial Registrar

Lawyer LILA CONCEPCION OLVEIRA HERNANDEZ (signed)

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Div/7/LIZ

Translator's Note:

At the bottom right margin there is a wet seal that reads as follows: "FIRST COMMERCIAL REGISTRAR. Fiscal stamps (illegible) Article 35 of the Fiscal Stamp Law." Over this seal there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." --

[Logotype of MANPA]

I, CARLOS DELFINO T., a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A., a trading company of this domicile, do hereby certify that: "The Minute partially transcribed herein

is a true and exact copy of its original that is inserted to the Minutes Book of the Board of Directors of my principal, which textually reads as follows:

"Minute No.944. As of today, the Twenty-First (21st) day of April of the year Two Thousand Six, at 12:30 p.m., the following members of the Board of Directors gathered at the company premises: Carlos Delfino T., Celestino Martínez P., Carlos H. Paparoni, Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino, Alberto Delfino and Fernando Paparoni. Likewise, there were present Alejandro Delfino T., and José Gaetano Paparoni, Advisor.

1. Pursuant to the provisions of Clause 7 of the Articles of Incorporation of the company, the Board of Directors agreed to ratify the following people in the positions of President, First Vice-President and Second Vice-President of the company: Carlos Delfino T., Celestino Martínez P. and Carlos Henrique Paparoni, respectively.
2. The Board of Directors agreed to ratify Lic. Alejandro Delfino T., as Executive President, pursuant to the provisions of Clause 7 of the Articles of Incorporation/By-laws of the company.
3. The Board of Directors decided to establish April 28, 2006 as registry date (limit date of transaction with benefit) and May 8, 2006 as payment date (effective date of registry with benefit) of the dividend approved by the General Shareholders' Meeting held on this same date, which decreed an ordinary cash dividend of Twelve Bolivars (Bs.12.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprised in the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2005. Dividends will be paid at the company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

This certification is issued in Caracas, on the Twenty-First (21st) day of April of the year Two Thousand Six.

MANUFACTURAS DE PAPEL, C.A.

REPÚBLICA DE VENEZUELA INTERPRETE PÚBLICO JUDITH X. HERNANDEZ MORA

CARLOS DELFINO T. (signed) Illegible.

Chairman. ---

Translator's Note:

At the upper margin of some of the pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 May 31 AM 8:27. FILE. RECEIVED." At the back of this page there is the following authentication: "Caracas, on the Third (3rd) day of May of the year Two Thousand Six. (signed) CARLOS DELFINO T, Lawyer LILA CONCEPCION OLVEIRA HERNANDEZ. The present certified publication copy is issued as per Form No.603911.

7/MAR Lawyer LILA CONCEPCION OLVEIRA HERNANDEZ (signed) Illegible. FIRST COMMERCIAL REGISTRAR." By the signature there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 13th, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

COMISION NACIONAL
DE VALORES

2006 MAY 31 AM 8:27

ARCHIVO
RECIBIDO

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

ABOG. LILA CONCEPCION OLVEIRA HERNANDEZ, REGISTRADORA MERCANTIL PRIMERA

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 57-A-Pro... Número: 26 del año 2006

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL C.A. MANPA, S.A.C.A.

14/XIO

Nelly González Díaz
Abogado
Inpre-Abogado No. 31791

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

3251

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la Asamblea General Ordinaria de Accionistas de mi representada celebrada el 21 de abril de 2006 fue aprobado lo siguiente:

1° Los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIFF´s), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los Informes de la Junta Directiva y de los Comisarios.

2° La elección de los Miembros de la Junta Directiva y sus Suplentes para el próximo período estatutario, quedando integrada por las siguientes personas: Directores Principales: CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ y JULIO BUSTAMANTE, y Directores Suplentes: ALBERTO DELFINO T., RICARDO DELFINO MONZON., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO DELFINO, CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S. y ANGEL J. RAMIREZ O. Todas las personas nombradas son venezolanas, mayores de edad y de este domicilio.

3° La emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) por año. Igualmente, se delegó en la

hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso del dividendo, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Asimismo, delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, certificación del Acta de la Asamblea de Accionistas referida, un ejemplar de los informes de la Junta Directiva, de los Comisarios y de los Auditores Externos, así como de los Estados Financieros aprobados en dicha Asamblea.

Asimismo, solicito se sirva expedir ocho (8) copias certificadas de la presente participación y del Acta de la Asamblea.

Caracas, a la fecha de su presentación.

COMISION NACIONAL DE VALORES
MAY 31 AM 8:??
ARCHIVO RECIBIDO

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO
DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, Tres (03) de Mayo del Año 2006 196 y 147. Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por ABOGADO NELLY GONZALEZ DIAZ IPSA N.: 31291 , se inscribe en el Registro de Comercio bajo el N.: -26- TOMO -57-A- PRO.. Derechos Pagados Bs.1419565.00 Según Planilla RM N°603912, Banco N°FM02128728-FM02128920 Por Bs.:73920.00. La identificación se efectuó así: CARLOS DELFINO T., C.I: 3659617

La inscripción del presente documento fue anticipada de conformidad con lo dispuesto en el Artículo 31 de la Ley de Arancel Judicial.- Quien suscribe, Registradora Mercantil Primera deja constancia que para este otorgamiento se trasladó el funcionario José Díaz titular de la Cédula de Identidad N° 7921272 a la siguiente dirección: Av Francisco de Miranda Urb El Bosque Torre Country Club Piso 9

La Registradora Mercantil Primera
Fdo. Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

REGISTRO MERCANTIL PRIMERO
Los Timbres Fiscales por el monto de 58464 han sido cancelados e inutilizados en el original del documento gravado, artículo 35 de la Ley de Timbre Fiscal

REPUBLICA BOLIVARIANA DE VENEZUELA Circunscripción Judicial Distrito Capital y Edo. Miranda REGISTRO MERCANTIL PRIMERO

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL C.A. MANPA, S.A.C.A.

DIV- 14/XIO

Nolis González Díaz
Abogado
Inpre-Abogado No. 31291

COMISION NACIONAL DE VALORES
MAY 31 AM 8:27
MANPA
ARCHIVO RECIBIDO
3251

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas de fecha 21 de abril de 2006**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **veintiuno (21) de abril del año dos mil seis, siendo las 11:00 a.m.**, se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaito, Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 16 de abril de 2006, que textualmente dice así: *MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 21 de abril de 2006, a las 11:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaito, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario. 3° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 4° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la*

Sometida a consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, *Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión*. Tomó la palabra Carlos Delfino T.y leyó la siguiente proposición de la Junta Directiva: *Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.*

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Cuarto punto de la convocatoria**, o sea, *Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.* Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: *Se propone a la Asamblea*

MANPA

acordado.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintidós (22) días del mes de abril del año dos mil seis (2006).

COMISION NACIONAL
DE VALORES

2006 MAY 31 AM 8:27

RECIBIDO

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 21/04/2006

MANUFACTURA DE PAPEL
Estado del Quorum
Ordinaria

Total Accs.	:	2.294.009.424
Accs. Pres.	:	2.064.330.964
% Quroum	:	89.988

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	2.064.330.964
% Quroup Tipo "A"	:	89.988

VENEZOLANO DE CREDITO BANCO UNIVERSAL S.A.
AGENTE DE TRASPASO
CARACAS

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 21/04/2006
PAGINA: 1

MANUFACTURA DE PAPEL
Presentes

Nombre Accionista	Cant. Acciones	%
DELFINO MONZON JUAN RAFAEL	72.720	0,003
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
GONZALEZ FERRI MANUEL	1.594.510	0,070
HEREDIA JUAN BAUTISTA	45.000	0,002
MARQUEZ BUSTAMANTE IVAN ANTONIO	1.200	0,000
REZNICEK WEIRAUCHOVA HANY	130.200	0,006
SOTO APONTE PEDRO JOSE	39.800	0,002
Total Acciones Representadas =>	5.322.290	0,232
Total Acciones del Quorum =>	2.064.330.964	89,988

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL AGENTE DE TRASPASO CARACAS

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

MANUFACTURA DE PAPEL
Especial

Nombre Accionista			Cant. Acciones	%
ARE[illegible] DELFINO GUSTAVO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	98.994.259	4,315
	Total Acciones	:=>	98.994.259	4,315
DELFINO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	74.959.118	3,268
	Total Acciones	:=>	74.959.118	3,268
DELFINO MONZON JUAN RAFAEL				
	Acciones Propias	:=>	72.720	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	72.720	0,003
GARMENDIA ZAMBRANO JUAN				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	3.847.106	0,168
	Total Acciones	:=>	3.847.106	0,168
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.438.860	0,150
GONZALEZ FERRI MANUEL				
	Acciones Propias	:=>	1.594.510	0,070
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.594.510	0,070
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.016.429.691	44,308
	Total Acciones	:=>	1.016.429.691	44,308
GOUVEIA TEXEIRA MARIA I				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.982.172	0,086
	Total Acciones	:=>	1.982.172	0,086
HANYREZNICEK HANNY				
	Acciones Propias	:=>	130.200	0,006
	Acciones Representadas	:=>	22.624.560	0,986
	Total Acciones	:=>	22.754.760	0,992

VE[illegible]ZOLANO DE CREDITO, S.A. BANCO UNIVERSAL — FECHA : 21/04/2006
SA[illegible]CORP — PAGINA: 2

MANUFACTURA DE PAPEL
Especial

Nombre Accionista			Cant. Acciones	%
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	45.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	45.000	0.002
MARQUEZ BUSTAMANTE IVAN ANTONIO				
	Acciones Propias	:=>	1.200	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.200	0.000
RIVAS RAMON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	800.808.704	34,909
	Total Acciones	:=>	800.808.704	34,909
SOTO APONTE PEDRO JOSE				
	Acciones Propias	:=>	39.800	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	39.800	0.002
SUBERO DE DELFINO ADA V				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	37.968.458	1,655
	Total Acciones	:=>	37.968.458	1,655
[illegible]VIESO CARLOS				
	Acciones Propias	:=>	0	0.000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
	Total Acciones General	:=>	2.064.330.964	89.988

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 21/04/2006
PAGINA: 1

MANUFACTURA DE PAPEL
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
AÑEZ DELFINO GUSTAVO	**98.994.259**	**4,315**
ÑEZ DELFINO ARNALDO JOSE.	10	0,000
EZ DELFINO ALBERTO ENRIQUE	3.343	0,000
ONDE DELFINO GUSTAVO EMILIO	682.080	0.030
ONDE DELFINO VALENTINA ISABEL	10.752	0,000
ONDE ROTUNDO EMILIO LUIS	31.668	0,001
DELFINO DE VERNET VIVANNE VALENTINA	84.000	0,004
DELFINO GOMEZ JOSE IGNACIO	5.000	0,000
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES INVERDELGO. C.A.	1.133.172	0.049
INVERSIONES SF 118, C.A.	1.253.112	0,055
INVERSIONES SF118 C.A.	49.728.530	2.169
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA. C.A.	682.080	0.030
PAUL ALFREDO LUIS.	5.250	0,000
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1.922
DELFINO CARLOS	**74.959.118**	**3,268**
DELFINO PARRA ELENA	30.682	0.001
DELFINO PARRA ELENA MARGARITA.	460.490	0.020
DELFINO THORMAHLEN ALBERTO JOSE	4.800.000	0,209
DELFINO THORMAHLEN CARLOS EDUARDO	4.464.200	0,195
VETA HOLDINGS A V V	65.175.046	2,841
VETA HOLDINGS A.V.V.	28.700	0,001
GARMENDIA ZAMBRANO JUAN	**3.847.106**	**0,168**
ECONOINVEST CASA DE BOLSA C.A	3.847.106	0,168
GONZALEZ NELLY	**1.016.429.691**	**44,308**
ARMANECA BIENES Y RAICES, C.A.	49.847.580	2,173
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CAPIELO RAYMOND SANIA CELINA	990	0,000
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
CLARIDGE. LTD.	350.000.000	15.257
DELFINO BERTRAN SILVANA	67.583	0,003
DELFINO THORMAHLEN ALEJANDRO	291.362	0,013
DITTMER MANZANO EGBERT	2.777.938	0,121
FIORAVANTI DE SANCTIS MARINA FELICI	2.000	0,000
FUNDACION CARLOS DELFINO	100.511.658	4,381
FUNDACION CARLOS DELFINO FUND.CARLO	1.033.015	0,045
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 84709 C.A.	777.793	0,034
INVERSIONES 85735, LTD	101.457.822	4,423

VENEZOLANO DE CREDITO BANCO UNIVERSAL S.A. AGENTE DE TRASPASO CARACAS

COMISION NACIONAL
DE VALORES

2006 MAY 31 AM 8:27

ARCHIVO
RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
DATACORP

FECHA : 21/04/2006
PAGINA: 2

MANUFACTURA DE PAPEL
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES 9861680, C.A.	2.164.400	0,094
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TALBOT, C.A.	3.907.906	0,170
INVERSIONES VEIQUEVE, S.A	127.600	0,006
LEIZAOLA LARTITEGUI I¥AKI	656.000	0,029
MADINA INVESTMENT	747.094	0,033
MADINA INVESTMENTS LTD.	8.569.728	0,374
MARTINEZ DE THOMSON JUANA CRISTINA	3.200.000	0,139
MARTINEZ GOMEZ CARMEN ELENA	872.472	0,038
MAURY DE PAPARONI ALICIA	168.750	0,007
MAURY RODRIGUEZ MARIA DE LOURDES	1.309.328	0,057
MAURY RODRIGUEZ MARIA EUGENIA	504.049	0,022
MEADOWWEED PTE LTD	43.481.924	1,895
MILANASA LLC	169.433.930	7,386
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	884.496	0,039
PAPARONI MICALE JOSE GAETANO	305.494	0,013
PAPARONI SANCHEZ GUSTAVO	2.000	0,000
PAPARONI SANCHEZ SILVIA	12.000	0,001
PULIDO MELCAN TIBISAY VICTORIA	13.000	0,001
RAMIREZ ORTIZ ANGEL JESUS	12.258.588	0,534
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	15.500	0,001
THOMSON PETER GRAHAM	35.000	0,002
THREE D INTERNATIONAL MARKETING,INC	23	0,000
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
GOUVEIA TEXEIRA MARIA I	**1.982.172**	**0,086**
LOVERA VEGAS JUAN ANTONIO	1.749.272	0,076
RODRIGUEZ DE LOVERA MARIA JOSEFINA	232.900	0,010
HANYREZNICEK HANNY	**22.624.560**	**0,986**
INVERSIONES PENMAY, C.A.	4.230.114	0,184
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
RIVAS RAMON	**800.808.704**	**34,909**
BEAR STEARNS SECURITIES CORP.	21	0,000
FONDO MUTUAL DE VENEZUELA FONDO MUT	1.821.608	0,079
NATSCUMCO(NOMINEE FOR CITIBANK NA	798.987.075	34,829
SUBERO DE DELFINO ADA V	**37.968.458**	**1,655**
DALMA HOLDINGS A.V.V.	4.232.374	0,184
DIANDRA HOLDING A.V.V.	5.617.374	0,245
SUC DELFINO ARRIENS GUSTAVO S	231.840	0,010
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL　　　FECHA : 21/04/2006
BATACORP　　　PAGINA: 3

MANUFACTURA DE PAPEL
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
VIRTUOSO HOLDINGS A.V.V.	5.617.374	0,245
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A.	1.394.606	0,061
Total Acciones Representadas =>	2.059.008.674	89.756
Total Acciones del Quorum =>	2.064.330.964	89,988

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL AGENTE DE TRASPASO CARACAS

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.

Nelly González Díaz
Abogado
Inpre-Abogado No. 21291

MANPA

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO:** "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta Nº 944** Hoy, veintiuno (21) de abril de dos mil seis, siendo la 12:30 p.m. se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Celestino Martínez P., Carlos H. Paparoni, Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino, Alberto Delfino y Fernando Paparoni, Igualmente se encontraban presentes Alejandro Delfino T., y José Gaetano Paparoni Asesor.

1. De conformidad con lo establecido en la cláusula 7 del Documento Constitutivo Estatutos de la compañía, la Junta Directiva acordó ratificar para los cargos de Presidente, Primer Vice-Presidente y Segundo Vice-Presidente de la misma a los señores: Carlos Delfino T. Celestino Martínez P. y Carlos Henrique Paparoni respectivamente.

2. La Junta Directiva acordó ratificar al Lic. Alejandro Delfino T., como Presidente Ejecutivo, de conformidad con lo establecido en la cláusula 7 del Documento Constitutivo Estatutos de la compañía.

3. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 28 de abril de 2006 y como fecha de pago (fecha efectiva de registro del beneficio) el 08 de mayo de 2006, del dividendo aprobado por la Asamblea General Ordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,00) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2005. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto.."

Certificación que expido en Caracas a los veintiun (21) días del mes de abril del año dos mil seis.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

27-4-06
02 MAY 2006
9012307

3251

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en reunión de JUNTA DIRECTIVA de mi representada de fecha 21 de abril de 2006 fueron aprobados los siguientes puntos:

1° Se ratificó como Presidente: a CARLOS DELFINO T.; Primer Vicepresidente: CELESTINO MARTINEZ PEREZ, y Segundo Vicepresidente: a CARLOS HENRIQUE PAPARONI M.; y como Presidente Ejecutivo: a ALEJANDRO DELFINO T., todo de conformidad con lo dispuesto en la Cláusula Séptima del Documento Constitutivo-Estatutos de la compañía.

2° La Junta Directiva haciendo uso de las facultades conferidas por la Asamblea General Ordinaria de Accionistas de fecha 21 de abril de 2006, estableció como fecha de registro (fecha límite de transacción con beneficio) el 28 de abril de 2006 y como fecha de pago (fecha efectiva de registro del beneficio) el 08 de mayo de 2006, del dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción decretado por la mencionada Asamblea de Accionistas.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, certificación del Acta de la Junta Directiva N° 944 de fecha 21 de abril de 2006. Asimismo, solicito se sirva expedir cinco (5) copias certificadas de la presente participación y del Acta de la Junta Directiva.

Caracas, a la fecha de su presentación.

Carlos Delfino

V.P. LEGAL

02 MAY 2006

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

ABOG. LILA CONCEPCION OLVEIRA HERNANDEZ, REGISTRADORA MERCANTIL PRIMERA

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 57-A-Pro... Número: 10 del año 2006

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

7/MAR

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, Tres (03) de Mayo del Año 2006. (196 y 147). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por ABOGADO NELLY GONZALEZ DIAZ IPSA N.: 31291, se inscribe en el Registro de Comercio bajo el N.: -10- TOMO -57-A- PRO.. Derechos Pagados Bs.155565.00 Según Planilla RM N°603911, Banco N°FM02128725 Por Bs.:40320.00. La identificación se efectuó así: CARLOS DELFINO T., C.I: 3659613.

La inscripción del presente documento fue anticipada de conformidad con lo dispuesto en el Artículo 31 de la Ley de Arancel Judicial.- Quien suscribe, Registradora Mercantil Primera deja constancia que para este otorgamiento se trasladó el funcionario Joel Díaz titular de la Cédula de Identidad N° 7921292 a la siguiente dirección: Av Francisco de Miranda Urb El Bosque Torre Country Club Piso 9

La Registradora Mercantil Primera

Fdo. Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

REPÚBLICA BOLIVARIANA DE VENEZUELA Circunscripción Judicial ... REGISTRO MERCANTIL PRIMERO

REGISTRO MERCANTIL PRIMERO Los Timbres Fiscales por un monto de 26208 han sido ... e inutilizados en el original del documento gravado, artículo 35 de la Ley de Timbre Fiscal

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

DIV- 7/MAR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Caracas, June 5, 2006.

Messrs.

Executive Secretariat of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

This aims at delivering a compact disc including the **list of company shareholders** corresponding to the month of **May 31, 2006** as requested by that institution by official communication CNV-DCOP-251 as of October 4, 2005 and notified to my principal as of October 6, 2005.

Likewise, I attach hereto to be sealed as acknowledge receipt a copy of the list at **May 31, 2006** including the aforementioned compact disc.

Having no further matter to discuss.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. Carlos Delfino T. (signed) Illegible.

Chairman.--

Translator's Note:

Next there are fourteen (14) pages with a list. Such list has nine (9) columns that from left to right are, namely: Name of Issuing Company; Symbol in the Caracas Stock Exchange; Shareholder's Name; I.D. Card No./ RIF (Tax Information Registry Number); Number of Shares; Par Value (Bs.); % of stake holding; % Accumulated; Cut-Off Date. At the upper right margin of each of the first two pages and of page fourteen there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 June 6 AM 10:02 FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 13th, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR